As filed with the Securities and Exchange Commission on November 1, 1996
                                      Registration No.
                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                            FORM S-2
                     REGISTRATION STATEMENT
                             Under
                   THE SECURITIES ACT OF 1933


                           USMX, INC.
       (Exact name of registrant as specified in charter)

 Delaware                      USMX, INC.                    84-1076625
(State   or  other     141  Union Blvd., Suite 100      (I.R.S. Employer
jurisdiction of            Lakewood, CO  80228           Identification No.)
incorporation   or
organization)                  (303) 985-4665
                            (Address of principal
                            executive offices)

                             Donald P. Bellum
                                USMX, INC.
                            141  Union Blvd., Suite 100
                               Lakewood, CO  80228

                              (303) 985-4665
                            (Name,   address,   and
                                 telephone
                              number  of agent  for
                                 service)

                            Copies of communication to:


                                                         Norman F. Findlay, Esq.
                                                        Cassels     Brock     &
Robert M. Bearman, Esq.                                  Blackwell
Bearman   Talesnick   &                                 40  King  Street  West,
Clowdus                                                 Suite 2100
Professional                                            Toronto, Canada M5H 3C2
Corporation                                             Telephone:  (416)  869-
1200 17th Street, Suite                                 5300
2600                                                    Facsimile:  (416)  360-
Denver, CO 80202-5826                                   8877
Telephone:(303) 572-6500
Facsimile:(303)572-6511



Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:x:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.


                CALCULATION OF REGISTRATION FEE

Title of each    Amount to be   Proposed      Proposed         Amount of
class of         registered     maximum       maximum          registration
securities to                   offering      aggregate        fee
be registered                   price per     offering price
                                unit (1)

Common Stock,    5,750,000      $2.00        $11,500,000      $3,965.52
$.001 par        shares
value

     (1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 based upon the last reported sale price on the Nasdaq National Market on October 31, 1996.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     Cross Reference Sheet
                           USMX, INC.

        Item in Form S-2             Caption in Prospectus
1.      Forepart of the              Cover Page
        Registration Statement and
        Outside Front Cover Page
        of Prospectus
2.      Inside Front and Outside     Available Information;
        Back Cover pages of          Table of Contents
        Prospectus
3.      Summary Information, Risk    The Company; Risk Factors
        Factors and Ratio of
        Earnings to Fixed Charges
4.      Use of Proceeds              Use of Proceeds
5.      Determination of Offering    Not Applicable
        Price
6.      Dilution                     Not Applicable
7.      Selling Security Holders     Not Applicable
8.      Plan of Distribution         Underwriting
9.      Description of Securities    Description of Capital
        to be Registered             Stock
10.     Interest of Named Experts    Legal Matters; Experts
11.     Information with Respect     The Company; Business and
        to Registrant                Properties
12.     Incorporation of Certain     Incorporation of Certain
        Information by Reference     Inforamtion by Reference
13.     Disclosure of Commission     Not Applicable
        Position on
        Indemnification for
        Securities Act Liabilities

             SUBJECT TO COMPLETION, DATED NOVEMBER 1, 1996
                        5,000,000 Shares
                           USMX, INC.
                          Common Stock



       All of the shares of the common stock of the Company, par value $.001 per share (the "Common Stock"), being offered hereby (the "Offering") are being sold by the Company. The Common Stock is traded on The Nasdaq National Market ("Nasdaq") under the symbol "USMX" and on The Toronto Stock Exchange under the symbol "USM". On October 31, 1996, the last reported sale price of the Common Stock as reported by Nasdaq was $2.00 per share. See "Price Range of Common Stock".

       See "Risk Factors" commencing on page     for a discussion of certain
  factors that should be considered by prospective purchasers of the Common Stock offered hereby.

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A FEDERAL OFFENSE.
                   Price to        Underwriting     Proceeds to
                   Public          Discount (1)     Company (2)
   Per Share       $               $                $
   Total (3)       $               $                $


  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
  (2)  Before deducting estimated expenses of           payable by the
       Company.
  (3) The Company has granted the several Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 750,000 shares of Common Stock to cover over-allotments, if any. If all of such additional shares are purchased, the total Price to Public, Underwriting Discount and
       Proceeds to Company, will be $      , $       , $      , respectively.
       See "Underwriting".



       The shares offered hereby are offered by the several Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the certificates for the shares will be ready for delivery in New York, New
  York, on or about December   , 1996, against payment therefor in
  immediately available funds.

                        NEWCREST CAPITAL CORP.




       The date of this Prospectus is November   , 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET, SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                     AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Shares offered hereby, reference is made to the Registration Statement and exhibits filed as a part thereof and otherwise incorporated therein and which may be inspected and copied in the manner and at the facilities described below. Statements made in this Prospectus as to the contents of any document referred to herein are not necessarily complete, and in each instance reference is made to such document for a more complete description, and each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; and at the Commission's Regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


           INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus: (1) the Company's Annual Report on Form 10-K for the year ended
December 31, 1995, (2) the Company's Annual Report on Form
10-K/A filed with the Commission on April 29, 1996 (3)
Company's Quarterly Reports on Form 10-Q for the Quarters ended March 31, 1996 and June 30, 1996, (4) the Company's
Reports on Form 8-K filed with the Commission on April 29,
1996, and July 24, 1996 (5) the Company's Proxy Statement dated May 24, 1996 concerning the Company's Annual Meeting of Stockholders held June 24, 1996, and (6) all other documents subsequently filed pursuant to Sections 13(a), 13 (c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of this offering, which shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any or all documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document which are not specifically incorporated by reference into such documents). Requests for documents should be submitted to USMX, INC., 141 Union Blvd., Suite 100, Lakewood, Colorado 80228, Attention: Secretary (telephone (303) 985-4665). The information relating to the Company contained in the Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.



        DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact included in this Prospectus, including without limitation, the statements under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties" located elsewhere herein regarding the Company's financial position and liquidity, the Company's properties, operations and proposed operations, and other matters, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Prospectus, including without limitation in conjunction with the forward-looking statements included in this Prospectus.

                        PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus and the accompanying Prospectus and the documents incorporated by reference therein. Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. References to the "Company" in this Prospectus include USMX, Inc. and its subsidiaries.

                           The Company

          USMX, Inc. (the "Company") or ("USMX") is engaged principally in the exploration for, and development and operation of precious metal properties. The Company conducts its operations directly and through various operating subsidiaries.

          The Company's principal focus in 1996 has been the development of its Illinois Creek Project (the "Project") in west central Alaska. In February 1996 the Company completed its feasibility study of the Project and received a commitment for Project financing. In May key permits necessary for mining, heap leaching and dam construction were received and the Company commenced construction of the mine and related facilities were commenced. In July 1996, the Company completed its acquisition of the leasehold interest in the Project from North Pacific Mining Corporation and entered into credit agreements with NM Rothschild & Sons Limited ("Rothschild") for a $22,000,000 facility to finance the development and construction costs of the Project.

          The mine and related facilities were substantially completed in October 1996. Mining contractors are in the process of placing overliner material and run of mine ore on the leach pond. Once the overliner is completed and approximately 150,000 tons of ore are in place, the Company is required to successfully complete a test to demonstrate that the synthetic pad liner does not leak. After completion of this test to the satisfaction of appropriate regulatory authorities, which could occur in mid-November, the Company would begin placing cyanide solutions to the heap with gold production anticipated shortly thereafter.
If this process is completed in a timely manner, the Company forecasts that it could produce approximately 10,000 ounces of gold in late 1996 and early 1997. If this time table is not achieved, then production would be expected to commence in the spring of 1997.See "Risk Factors", and "Use of Proceeds".

         The Company's executive offices are located at 141
Union Boulevard, Suite 100, Lakewood, Colorado 80228 and its telephone number is (303) 985-4665.

                           The Offering

Common Stock offered ..................            5,000,000 shares

Common Stock outstanding (1):
  Before the Offering .....................       16,184,182 shares
  After the Offering ......................       21,184,182 shares

Use of Proceeds ...........................  To deposit
                         funds into the Proceeds Account for
                         the Illinois Creek Project as
                         required pursuant to credit
                         agreements with Rothschild, and for
                         working capital.  See "Use of
                         Proceeds".

Nasdaq Trading Symbol ...................         USMX
Toronto Stock Exchange Trading Symbol.             USM

(1) Excludes 1,953,750 shares of Common Stock underlying stock options and shares underlying a convertible debenture issued to Rothschild. See "Business and Properties-Project Financing".

                                                Summary Consolidated Financial Information
                                        (amounts in thousands of US$ except per share and per-ounce amounts and operating data)
                                       Years Ended December 31,                       Six Months Ended     Eight Months Ended
                                                                                        June 30,              August 31,
                           1995     1994       1993        1992        1991          1996      1995       1996 (5)      1995
                          -----------------------------------------------------------------------------------------------------
Statement of Operations
                  Data:
  Revenue  (gold  sales
         plus net other
  income)                 $ 3,922   $14,866     $24,252(1) $18,043   $   17,564      $   885   $ 1,467   $     1,093  $  1,672
Gross profit (loss)          (605)    1,641         880      1,658        4,505            -     (135)             -      (219)
Prospecting costs             684       739         667        651          522          405       476           484       579
  Abandonment and
  impairment  of
  mineral properties        4,431       261         938         21          502          242     1,471           242     1,529

Net  income (loss)         (6,906)      204       2,602         37        1,928      (1,001)   (2,424)       (1,658)    (2,821)
Net income (loss) per
  share                    ($0.47)    $0.01       $0.17      $0.00        $0.14      ($0.07)   ($0.16)       ($0.01)   ($0.19)
Operating Data:
Ounces of gold sold         6,900    35,600      50,400     47,400       43,800            -     2,000             -     2,000
Average realized price
  per ounce                  $388      $383        $360       $360         $376            -      $389             -      $389
Average market  price
  per ounce                  $384      $384        $360       $344         $362         $395      $383          $393      $384
Ounces of  gold
  produced:
 Goldstrike (4)             6,266    34,486      31,934      4,496            -            -     3,676             -     5,365
 Alligator Ridge area (3)       -         -      23,454     41,120       36,803            -         -             -         -
 Green Springs                  -         -           -      2,353        4,984            -         -             -         -
                            --------------------------------------------------------------------------------------------------
Total                       6,266    34,486      55,388     47,969       41,787            -     3,676             -     5,365
                                    ==========================================================================================
Cash costs per ounce:
 Goldstrike (4)           $   233   $   229  $      305    $   270   $        -        $   -   $   204     $       -  $    197
 Alligator Ridge area (3)       -         -         268        285          256            -         -             -         -
 Green Springs                  -         -           -        198          143            -         -             -         -
                                    ------------------------------------------------------------------------------------------
Combined                     $233      $229        $289       $280         $242        $   -   $   204     $       -  $    197
                                    ==========================================================================================
Total cost per ounce:
 Goldstrike (4)           $   233   $   277  $      326    $   282   $        -        $   -   $   204     $       -  $    197
 Alligator Ridge area (3)       -         -         328        336          290            -         -             -         -
 Green Springs                  -         -           -        162          148            -         -             -         -
                            --------------------------------------------------------------------------------------------------
Combined                  $   233   $   277  $      327    $   331   $      290        $   -   $   204     $       -  $    197
                                    ==========================================================================================

                                                December 31,                            June 30,               August 31,
                           1995     1994       1993        1992        1991          1996      1995         1996        1995
    Financial Condition   ----------------------------------------------------------------------------------------------------
                  Data:
Working capital           $ 5,094   $14,105  $   19,362    $12,903   $   11,427      $(3,715)  $11,231   $    755(6)  $  9,444
Current assets            $ 5,834   $14,923  $   21,573    $16,427   $   14,140      $ 1,957   $12,316   $ 8,433(6)   $ 10,308
Total assets              $17,469   $24,190  $   28,808    $28,741   $   26,195      $24,803   $21,999   $47,631(7)   $ 21,154
Current liabilities       $   740   $   818  $    2,211    $ 3,524   $    2,713      $ 5,692   $ 1,085   $     7,678  $    864
Long term  liabilities    $   885   $   361  $    1,074    $ 3,290   $    1,680      $ 4,268   $   361   $    26,268  $    361
Stockholders'  equity     $15,844   $23,011  $   25,523    $21,927   $   20,052      $14,843   $20,553   $    18,185  $ 19,929


          Proven and Probable Mineable Reserves


     The following table sets forth the proven and probable mineable gold ore reserves located on the Illinois Creek
Project as of September 24, 1996. These reserves are based on a 0.025 ounce of gold equivalent per ton of ore cutoff grade.

     Proven and probable mineable ore reserves are estimates of quantities and grades of ore which can be economically recovered based on assumptions of a $400 per ounce future gold price. These reserves have been prepared by the Company and have been reviewed by Roscoe Postle Associates ("RPA") which is an independent mining consulting firm. In the opinion of RPA, the reserves at Illinois Creek are estimated in accordance with standard engineering methods and the reserve estimation methods and procedures used are in keeping with standard industry practice. However, the ore reserves presented in this Prospectus are estimates only and may require revisions based on actual production experience. In particular, RPA has noted some issues which may impact on the average grade and RPA believes that most of the reserves should be classified as probable. Fluctuations in the marketprice of gold, as well as increased production costs or reduced recovery rates, may render reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of reserves. See "Risk Factors".

                                                                         Contained
                           Contained                     Gold               Gold
                  Gold        Gold        Silver        Equivalent        Equivalent
 Ore Tons         Grade      Ounces        Grade           Grade           Ounces
---------       ---------   ---------    ---------      -------------    -----------
6,219,470(1)   .064oz/ton     398,046    1.422oz/ton    (2)0.069oz/ton   429,143


  (1) In addition there are approximately 575,000 tons of material with grades between 0.015 oz/ton and the cut-off grade of 0.025 oz/ton which must be stripped and may be placed on the heap if economics warrant it.
  (2) Gold Equivalent grade is calculated using a gross recovery for silver of 29% and a gold to silver price ratio of 80.


                        RISK FACTORS

     Financial Position of the Company; Use of Proceeds

    At August 31, 1996, the Company's working capital was $755,000. During 1996 the Company devoted or committed substantially all of its liquid resources to development of this Project. During 1996, the development budget for the Illinois Creek Project increased from $22.6 million to $28.6 million, principally due to weather-related delays and other problems arising from the complexities of developing a mine in Alaska using only air transport. The Company's lending arrangements with Rothschild require it to maintain minimum balances in a Proceeds Account for use only in connection with the Project and to maintain certain financial ratios related to the Project and to the Company. The Company was required to deposit $1.5 million to the Proceeds Account by September 30, 1996, which requirement was not satisfied. Rothschild has agreed with the Company to waive this default and any defaults related to the failure by the Company to comply with the financial ratios until December 31, 1996, provided the Company completes this Offering by that date and meets other conditions described in "Business and Properties-Project Financing." If the Company is unable to meet these conditions or to otherwise maintain compliance with its credit obligations to Rothschild, it risks a possible foreclosure of Rothschild's security interest in the Project and legal action for monetary damages against the Company.

     The Company does not presently have capital resources available to satisfy its obligations to Rothschild. Accordingly, if this Offering were unsuccessful, the Company would need to obtain other financing or attempt to merge or engage in another form of business combinationwith an entity with available cash resources. The Company has made no such arrangements and there can be no assurance that the Company would be successful in obtaining any such arrangements.

    The Company recently commenced mining operations at the Project in hopes of achieving gold production in 1996. If the Company is unsuccessful in obtaining production, it expects that it will be required to devote substantially all of the proceeds of this Offering to the Illinois Creek Project. Any funds deposited to the Proceeds Account by the Company may not be withdrawn from the Company's general corporate purposes until "Completion" has occurred. As defined in the credit agreements with Rothschild, the requirements for Completion include the construction of the Project facilities, which facilities and equipment thereon must be mechanically complete and electrically operable ("Mechanical Completion"), the achievement of production amounts and grades, costs and reserves similar to the development plan, and the absence of any default in the credit agreements. Completion has not occurred, and there can be no assurance that the conditions for Completion will be satisfied. Moreover, the Company projects that the earliest date the conditions could be satisfied would be August, 1997. Accordingly, if the Company is required to devote substantially all the proceeds of this Offering to the Illinois Creek Project, the Company would be severely constrained in its ability to conduct operations and to pursue other mining opportunities.



    Profitability

    Although the Company reported net income for each of the three years ended December 31, 1994, the Company reported a net loss of $6.9 million for the year ended December 31, 1995. The Company also incurred a net loss of $1,658,000 for the eight months ended August 31, 1996 as compared to a net loss of $2,821,000 for the eight months ended August 31, 1995. The Company does not anticipate obtaining operating revenues in 1997 from any mine other than Illinois Creek. If those operations were not satisfactory, the Company's ability to generate revenues would be materially adversely affected. Future profitability is also dependent upon the Company successfully locating, acquiring, financing, constructing, and operating additional mines at a cost that is sufficiently less than the prevailing price of the commodity being mined, of which there can be no assurance.

    Certain Illinois Creek Project Risks

    Completion and operation of the Illinois Creek Project involve numerous risks, including the following:

Reserves. Ore reserves for the Illinois Creek project which are presented in this Prospectus are estimates made by the Company which have been reviewed by Roscoe Postle Associates
Inc. ("RPA"), an independent mining consulting firm.  The
Company has not commenced production at this Project, and there can be no assurance given that the indicated amount of gold will be recovered. The reserves have been calculated from drill-hole assay results. Several programs of trenching, diamond drilling and reverse-circulation drilling have been carried out on the Project. Assay results have been analyzed and several checks of the assay data have been conducted as a quality control procedure. Modeling is used to yield estimates in reserves determined by optimum economic mining limits. In the opinion of RPA, the Project reserves are estimated in accordance with standard engineering methods and the estimation approach and procedures used are in keeping with standard industry practice. However, RPA has noted that there are some issues which can impact on the estimate of the average grade, including the handling of high-gold assays, which may result in the overestimation of the average grade of the deposit in the order of 10%. RPA has noted that differences of this magnitude in gold grades are not unusual. RPA also has stated its belief that most of the reserves should be classified as probable. Reserve estimates may require revisions based on actual production experience. Fluctuations in the market price of gold, as well as increased production costs or reduced recovery rates, may render reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of reserves. The reserves for the Project have been calculated assuming a realizable price of gold of $400 per ounce. The price of $400 per ounce was selected based on trading on the gold spot market and the gold forward market. The Company has entered into certain hedging arrangements. However, there can be no assurance with respect to the future price of gold and its effect on the Company's reserves and operations.

    Transportation. The Illinois Creek Project site is located in the southern Kaiyuh Mountains in the western interior of Alaska. The Project is located approximately 57 miles southwest of Galena and 23 miles east of the Yukon River. It is equidistant from Fairbanks and Anchorage which lie approximately 320 miles to the east and southeast of the Project, respectively.

    Access to the site is by air. Equipment and supplies are transported to the site by land, sea and air. The most economical way to transport freight to the site is from Seattle, Washington to Anchorage, Alaska by barge. From Anchorage, freight moves by truck or rail to Nenana. From Nenana, it is moved down river on barge to Galena. From Galena, it is flown to the site. When it is not possible to use the Yukon River, freight must be flown to the site from Anchorage. The mine site is connected to the personnel camp and the airstrip by a 6.5 mile road.

    Weather. The climate is subarctic and characterized by large seasonal extremes in temperature and daylight. Significant periods of inclement weather could adversely affect future construction and operations at the Project which would, in turn, delay production and related cash flow from the Project.

    Environment. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The Project is permitted as a "zero discharge facility". As such, operation will require strict control of the water balance to ensure that no discharge occurs. Upon closure, reclamation activities will be closely monitored and effluent from the decommissioned facility will be required to meet strict water quality standards.

    Community Relations. The Company has established good relations with residents of the local area. If the Company were unable to continue this rapport, the Project could be negatively impacted.

    Project Development Risks

    The Company from time to time engages in the development of new ore bodies. The Company's ability to sustain or increase its present level of gold production is dependent in part on the successful development of such new ore bodies and/or expansion of existing mining operations. The economic feasibility of any such development project, and all such projects collectively, is based on, among other things, estimates of reserves, metallurgical recoveries, capital and operating costs of such projects and future gold prices. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary permits and receipt of adequate financing.

    Development projects have no operating history upon which to base estimates of future cash operating costs and capital requirements. In particular, estimates of reserves, metal recoveries and cash operating costs are to a large extent based on the interpretation of geologic data obtained from drill holes and other sampling techniques and feasibility studies which derive estimates of cash operating costs based on anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns initially estimated.

    Thunder Mountain Project, Uncertainty of Future Financing

    The Company has filed a Notice of Intent to Operate with the Idaho Department of Lands describing the Company's proposed gold and silver mining activities in the Thunder Mountain Project. Depending upon the Company's progress in obtaining the necessary permits, the market price of gold, feasibility study and other factors, the Company may determine to seek to develop the Thunder Mountain Project. Management estimates that substantial capital would be required for construction of facilities and other development activities at Thunder Mountain. The Company has no commitments for outside financing for the Thunder Mountain Project and there can be no assurance such financing would be available, or, if available, that the terms would be beneficial to the Company.

     The Company's ability to obtain outside financing for the Thunder Mountain Project or other future projects will depend, among other things, upon the price of gold and perceptions of future prices. Therefore, availability of funding is dependent largely upon factors outside the Company's control, and cannot be predicted. The Company does not know from what specific sources it will be able to derive any required funding. Any such financing, if available, could increase the indebtedness of the Company or dilute current stockholders' positions. If the Company acquires such funding through debt a substantial portion of the Company's cash flow may need to be devoted to the payment of principal and interest on such debt which could render the Company more vulnerable to competitive pressure or economic downturns. If the Company is not able to raise additional funds (and there can be no assurance that it can, or that if it can, such funds will be on terms acceptable to the Company) it will not be able to fund certain exploration and development activities on its own.

    Gold Price Volatility

    The Company's results of operations are significantly affected by changes in the market price of gold. Gold prices fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold, and production and cost levels in major gold producing regions such as South Africa and the former Soviet Union. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates, and global or regional political and economic situations. The current demand for and supply of, gold affect gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. As mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price. If gold prices should decline below the Company's cash costs of production of a producing property or forecasted cash costs of a property in development and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue or commence commercial production.


The Volatility of gold prices is illustrated in the following graph depicting the annual high low and average London P.M. fix for the period 1985 through 1995:


Graph Inserted here showing the above.

The London P.M. fix on October 25, 1996 was [$*] per ounce.


    Exploration

    Mineral exploration, particularly for gold, is highly speculative in nature, involves many risks and frequently is unsuccessful. The Company is seeking to expand its reserves through exploration and development at the Illinois Creek, Alaska and Thunder Mountain, Idaho properties as well as through exploration in other parts of North America and in Latin America. There can be no assurance that the Company's exploration efforts will result in the discovery of gold mineralization. If reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. No assurance can be given that the Company's exploration programs will result in reserves.

    Competition and Scarcity of Mineral Lands

    Although many companies and individuals are engaged in the mining business, including large established mining companies, there is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the United States and other areas where the Company contemplates conducting exploration and/or production activities. The Company may be at a competitive disadvantage in acquiring suitable mining properties as it must compete with these other individuals and companies, many of which have greater financial resources and larger technical staffs than the Company. As a result there can be no assurance the Company will be able to acquire attractive properties.

    Hedging Activities

    Although the Company had no hedging activities in 1995, it has historically used and plans to use in the future spot deferred contracts in its hedging program to protect earnings and cash flows from the impact of gold price fluctuations. The Company hedged approximately 141,000 ounces of the expected gold production from the Project which was required by Rothschild. These transactions have been designated as hedges of the price of future production and accounted for as such. Spot deferred contracts are agreements between a seller and a counterparty whereby the seller commits to deliver a set quantity of gold, at an established date in the future and at agreed prices. The established price is equal to the spot price for gold plus "contango." Contango is equal to the difference between the prevailing market rate for dollar deposits less the gold lease rate, for comparable periods, and represents compensation to the seller for holding gold until a future date. Contango rates ranged from approximately 0% to 5 1/2% during 1995.

    At the scheduled future delivery date, the seller may, at the option of the counterparty, deliver into the contract or defer the delivery to a future date. This option allows the seller to maximize the price realized by selling at the spot market price if such price at that time were to be higher than the forward contract price. Each time the seller defers delivery, the forward sales price is increased by the then prevailing contango for the next period. Generally, the counterparty will allow the seller to continue to defer contract deliveries providing that there is sufficient scheduled production from proven and probable reserves to fulfill the commitment.

    Risk of loss with these spot deferred contracts arises from the possible inability of a counterparty to honor contracts and from changes in the Company's anticipated production of gold. However, nonperformance by any party to such financial instruments is not anticipated.

    The Company is typically required by the counterparties to maintain a margin account. Should the cumulative liquidation cost of the Company's spot deferred positions exceed the cumulative value of such positions by an amount in excess of the margin account, the Company could be subject to margin call. The liquidation cost is what the Company would have to pay on the liquidation date to purchase fixed forward delivery contracts to meet its spot deferred deliveries. The cost of fixed forward delivery contracts is based on the spot price on the liquidation date plus contango through the delivery date. As of October 25, 1996, the liquidation cost of the Company's existing hedge position was not material. The Company estimates, based on current circumstances, that the liquidation cost of the Company's existing hedge position would exceed the $7.5 million hedging line by approximately $365,000 if the price of gold were to rise to $440 per ounce.

    Dependence on Key Personnel

    The Company is dependent on the service of certain key officers and employees, including its Chief Executive Officer. Competition in the mining industry for qualified individuals is intense, and the loss of any of these key officers or employees, if not replaced, could have a material adverse effect on the Company's business and its operations. The Company currently does not have key person insurance or employment contracts with any persons.

    Regulation of Mining Activity

    Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company's ownership of a property. Insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available at a reasonable price to the Company or other companies within the industry. To the extent the Company is subject to environmental liabilities, the payment of such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company.

    In the context of environmental compliance and permitting, including the approval of reclamation plans, the Company must comply with federal, state and local standards, laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted, constructed and operated and how stringently the regulations are implemented by the regulatory authority. It is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that the Company would not proceed with the development of a project or the operation or further development of a mine. Laws, regulations and regulatory policies involving the protection and remediation of the environment are constantly changing at all levels of government and are generally becoming more restrictive and the costs imposed on the development and operation of mineral properties are increasing as a result of such changes. The Company has made, and expects to make in the future, significant expenditures to comply with such laws and regulations.

    The Environmental Protection Agency ("EPA") continues the development of a solid waste regulatory program specific to mining operations under the Resource Conservation and Recovery Act ("RCRA"). Of particular concern to the mining industry is a proposal by the EPA titled "Recommendation for a Regulatory Program for Mining Waste and Materials Under Subtitle D of the Resource Conservation and Recovery Act" ("Strawman II") which, if implemented, would create a system of comprehensive federal
regulation of the entire mine site.   Many of these requirements
would be duplicative of existing state regulations. Strawman II as currently proposed would regulate not only mine and mill wastes but also numerous production facilities and processes which could limit internal flexibility in operating a mine. To implement Strawman II as proposed, the EPA must seek additional statutory authority, which is expected to be requested in connection with Congress' reauthorization of RCRA.

    The Company is also subject to regulations under (i) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA" or "Superfund") which regulates and establishes liability for the release of hazardous substances and (ii) the Endangered Species Act ("ESA") which identifies endangered species of plants and animals and regulates activities to protect these species and their habitats. Revisions to CERCLA and ESA are being considered by Congress; the impact on the Company of these revisions is not clear at this time.

    Mining Risks and Insurance

    The business of gold mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, the encounter of unusual or unexpected geological conditions, slope failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, blizzards and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against risks that are typical in the gold mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain unforeseen circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to the Company or to other companies within the industry.

    Title to Properties

    Certain of the Company's mineral rights consist of unpatented mining claims. Unpatented mining claims are unique property interests that are generally considered to be subject to greater title risk than other real property interests. The greater title risk results from the unpatented mining claims being dependent on strict compliance with a complex body of federal and state statutory and decisional law, much of which compliance involves physical activities on the land, and from the lack of public records which definitively control the issues of validity and ownership.

    No Dividends

    The Company anticipates that it will use its earnings, if any, to finance its operations and growth. The Company does not anticipate paying dividends and, because of certain debt covenants, is restricted from paying any dividends to its stockholders.

    Volatility of Price for Common Stock

    The market prices for shares of the Common Stock have been highly volatile in recent years. See "Price Range of Common Stock". The market price may be highly volatile in the future depending on news announcements of the Company, gold price volatility and changes in general market conditions.



                          USE OF PROCEEDS

    The net proceeds from the Offering are estimated to be
approximately $            (assuming no exercise of the
Underwriters' over-allotment option) and are intended to be used primarily in connection with credit arrangements involving the Illinois Creek Project. The amount of proceeds dedicated to this Project will depend upon the Company's ability to obtain gold production from the Project in 1996. If gold production is achieved, the Company estimates that approximately $6 million will be deposited into the Proceeds Account maintained with the Company's lender, Rothschild, to satisfy credit obligations. The balance of the net proceeds would be available for additional Project expenses, working capital and general corporate purposes. If gold production is not achieved, the Company estimates that substantially all of the net proceeds would need to be deposited into the Proceeds Account with only approximately $800,000 available for working capital and general corporate purposes. See "Risk Factors".

                    PRICE RANGE OF COMMON STOCK

    The Company's common stock is traded on The Nasdaq National Market ("Nasdaq") under the symbol "USMX". The Company's common stock is also listed on The Toronto Stock Exchange (the "TSE") under the symbol "USM"; however, trading on the TSE has been limited and sporadic. The following table sets forth the high and low sale prices of the Common Stock as reported by Nasdaq for each of the quarters indicated:

                       High                   Low
1994
First Quarter          $4.75                  $3.75
Second Quarter         $4.25                  $2.94
Third Quarter          $4.25                  $2.38
Fourth Quarter         $4.19                  $2.38
1995
First Quarter          $2.75                  $2.06
Second Quarter         $2.94                  $2.13
Third Quarter          $2.63                  $1.97
Fourth Quarter         $2.06                  $1.75
1996
First Quarter          $3.25                  $1.94
Second Quarter         $3.13                  $2.44
Third Quarter          $2.75                  $2.06

    On October 31, 1996, the last reported sale price of the Common Stock as reported by Nasdaq was $2.00. As of October 23, 1996, there were approximately 3,924 stockholders of record of Common
Stock.

                          DIVIDEND POLICY

    The Company has not in the past three years paid any dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares. It has been the Company's policy to use funds derived from its earnings for exploration and development and other business activities. The Company does not intend to pay cash dividends in the near future. Any determination to pay cash dividends in the future will be made by the Company's Board of Directors after consideration of the Company's fiscal condition, business prospects and other relevant factors. Pursuant to the terms of the financing commitment with respect to the Illinois Creek Project, the Company is prohibited from paying dividends until the financing is repaid.
See "Business and Properties - Project Financing".


               MANAGEMENT'S DISCUSSION AND ANALYSIS
          OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

     Working capital at August 31, 1996, was $755,000.
Cash and cash equivalents amount to $2.8 million. Cash and cash equivalents decreased during the eight months ended August 31, 1996 by $2.4 million primarily as a result of investment in property, plant and equipment of approximately $18.4 million, including deferred exploration costs of $0.3 million and development costs of $18.1 million
($17.4 million at Illinois Creek, Alaska and $0.7 million at Thunder Mountain, Idaho), investment in restricted cash accounts of $10.3 million and cash used in operations of $1.6 million. These costs were partially offset by $1.3 million in proceeds from the sale of the Company's holdings in Alta Gold Co. common stock.

     In addition, the Company obtained $4.5 million in loans from Pegasus Gold Inc. secured by the Company's interest in the Montana Tunnels property and $22.0 million in financing from Rothschild for the construction of the Illinois Creek Mine and related facilities, including working capital. (See "Business and Properties -
The Illinois Creek Project: Project Financing")

     The Company completed its feasibility study of the Illinois Creek Project in February 1996. After approval of the project by the Company's Board of Directors, clearing and grubbing activities began in March 1996. Upon receipt of a commitment for a $22 million financing facility and required permits and regulatory approvals in May, construction of the mine and related facilities was begun.

     The original Illinois Creek development budget was $22.6 million, including $4.7 million in estimated working capital as a result of greater than anticipated construction costs, weather induced delays and other problems arising from the complexities of developing a mine using only air transport, The Company is now forecasting a total development cost at Illinois Creek of approximately 28.6 million.


     The Company used internal cash to fund $3.4 million of the approximately $6 million in forecast cost overruns. The Company intends to use the proceeds of sale of this Offering to fund the balance of any cost overruns and to fund the working capital requirements at Illinois Creek.
The amount of working capital required at Illinois Creek will be a function of revenues derived from gold production, if any,during the fall and winter of 1996/1997.

     If the Company is able to produce approximately 10,000 ounces of gold at Illinois Creek during the fall and winter of 1996/1997, the Company forecasts that the revenues from the sale of gold produced should be sufficient to provide working capital for Illinois Creek.

     If the Company incurs all projected mining costs in 1996, but fails to produce any gold until the 1997 production season, the Company forecasts that approximately
$2.4 million in working capital will be required for Illinois Creek.

     In addition to construction and working capital requirements at Illinois Creek, the Company is required by the terms of the credit agreements with Rothschild to maintain a fund sufficient to maintain certain financial ratios of the Project. Based on the development plan mutually agreed to by the Company and Rothschild the Company forecasts that a contribution to this fund will be required at December 31, 1996 of approximately $1.9 million if the Company succeeds in producing 10,000 ounces of gold in 1996 and $5.1 million if there is no production at Illinois
Creek in 1996.


     The Company's lending arrangements with Rothschild also require it to maintain minimum balances in a Proceeds Account for use only in connection with the Project.
The Company was required to deposit $1.5 million to the Proceeds Account by September 30, 1996, which requirement was not satisfied. Rothschild has agreed with the Company to waive this default and any defaults related to the failure by the Company to comply with the financial ratios until December 31, 1996, provided the Company completes this Offering by that date and meets other conditions described in "Business and Properties -
The Illinois Creek Project: Project Financing". The Company intends to use the proceeds of this Offering to maintain compliance with the credit agreements with Rothschild. If the Company is unable to meet these conditions or to maintain compliance thereafter with its credit obligations to Rothschild, it risks a possible foreclosure of Rothschild's security interest in the Project and/or legal action for monetary damages against the Company.

  The Company recently commenced mining operations at the Project in hopes of achieving gold production in 1996. If the Company is unsuccessful in obtaining production in 1996, it expects that it will be required to devote substantially all of the proceeds of this Offering to the Illinois Creek Project. Any funds deposited to the Proceeds Account by the Company may not be withdrawn for the Company's general corporate purposes until "Completion" has occurred. As defined in the credit agreements with Rothschild, the requirements for Completion include the construction of the Project facilities, which facilities and equipment thereon must be mechanically complete and electrically operable ("Mechanical Completion") the achievement of production amounts and grades, costs and reserves similar to the development plan, and the absence of any default in the credit agreements. None of these conditions could be satisfied and there can be no assurance that they will be satisfied. Moreover, the Company projects that the earliest date the conditions could be satisfied would be August 1997. Accordingly, if the Company is required to devote substantially all of the proceeds of this Offering to the Illinois Creek Project, the Company would be severely constrained in its ability to conduct operations and to pursue other mining opportunities.

     The Company has filed a Notice of Intent to Operate with the Idaho Department of Lands describing the Company's proposed gold and silver mining activities in the Thunder Mountain Project. Management estimates that the project would require substantial capital to place it into production, including working capital. If the project is sufficiently attractive to warrant continued development and the necessary permits are obtained, construction could begin in 1998. Production could begin in 1998 or 1999 depending on the construction schedule. Management believes that the Company will need to obtain other capital ( in addition to the proceeds from this Offering) to put Thunder Mountain into production. The Company has no arrangements for obtaining such capital for development of this Project.

     The Company's balance sheet at August 31, 1996, reflects a total of $1.0 million in accrued reclamation liabilities associated with its acquisition and operation of the Goldstrike Mine. Reclamation activities in 1996 have focussed primarily on recontouring, topsoiling and planting heap number one and completion of rinsing of heap number two. Commencement of recontouring and topsoiling of heap number two as well as the dismantling of the process plant and reclamation of the plant site will begin once the Company has obtained acceptance by the State of Utah of the Company's final closure plan, which could occur by the end of 1996. The goal is to achieve closure by the end of 1997. This reclamation is expected to be financed with internally available cash balances, cash generated from the sale of gold produced as a by product of heap rinsing and approximately $1.7 million cash previously provided to the State of Utah as reclamation surety.

Results of Operations

     Eight Months Ended August 31, 1996 and 1995

     The Company realized a net loss of $1,658,000 for the eight months ended August 31, 1996 compared with a net loss of $2,821,000 for the comparable period of 1995. The 1995 results includes a gross loss of $219,000 from the sale of 2,000 ounces of gold, whereas there were no gold sales in the first eight months of 1996.

     General and administrative costs incurred during the first eight months of 1996 were approximately $513,000 higher than those for the comparable period of 1995 principally due to increased salaries and related benefits of approximately $190,000, severance payments to employees of the Company's Goldstrike Mine in Utah of approximately
$100,000 and increased legal and accounting fees and fees of outside consultants.

     Exploration costs for the eight months ended August 31, 1996 were $95,000 lower than the comparable period of 1995, reflecting reduced exploration activity during 1996.

     Mineral property abandonments and impairments charged to operations amounted to $242,000 for the eight months ended August 31, 1996, compared with $1,529,000 for the same period of 1995. During the first eight months of 1995, the Company recorded an impairment loss of $1,039,000 related to its Cala Abajo, Puerto Rico property and abandonment losses totalling $489,000.

     Interest income for the first eight months of 1996 was $282,000 less than the same period of 1995 as a result of lower cash balances.

     Years Ended December 31, 1995, 1994 and 1993

   The Company realized a net loss for the year ended
December 31, 1995, of $6,906,000 compared with net income of $204,000 for 1994 and $2,602,000 for 1993. The loss for 1995 includes mineral property abandonments and impairments of $4,431,000. The 1994 results include a $497,000 income tax credit. This credit is primarily the result of the difference between the estimated 1993 federal income tax provision and the actual liability reflected on the income tax returns which were prepared and filed after the 1993 financial statements had been issued. The 1993 results include a gain of approximately $5,000,000 from the sale of the Company's Alligator Ridge assets in two separate transactions during the year, additional 1992 federal income taxes of $396,000 and property abandonments totaling $938,000.

   Fluctuations in the Company's results of operations from period to period arise primarily from four factors: (1) changes in the volume of gold sold and the selling price of gold, (2) changes in the cost of gold sold, (3) the cost of mineral properties abandoned during any given period, and
(4) asset dispositions.

   Change in the Volume of Gold Sold and Selling Price of
Gold

   The following table analyzes the variance in gold sales revenue for the years ended December 31, 1995, 1994, and 1993:

Revenue Variance Analysis
Year Ended December 31,
                                          1995             1994               1993
                                  ----------------   ---------------       -------------
Ounces of gold sold                      6,900            35,575               50,429
Average price realized per ounce         $ 388             $ 383                $ 360
Change in revenue attributable to:
More (less) ounces sold           $ (10,972,000)     $ (5,342,000)         $1,105,000
Higher (lower) price                     35,000           820,000               2,000

Increase (decrease) in gold
sales revenue
compared to the preceding year    $ (10,937,000)     $(4,522,000)          $ 1,107,000

     Change in Costs Applicable to Sales

Cost of gold sold

     Cost of gold sold was $2,890,000 or approximately
$419 per ounce in 1995 compared to $11,203,000 or approximately $315 per ounce in 1994 and $16,226,000 or approximately $322 per ounce in 1993. The fluctuation in the cost of gold sold is a result of the change from period to period in the mix of production from the Company's mines and the change in the cost of production throughout the life of each mine as illustrated in the table below.

Year Ended December 31,     1995          1994                      1993
                       -------------    ----------   --------------------------------
                                                     Alligator      Gold-
                       Goldstrike       Goldstrike     Ridge(l)    strike      Total
                       -------------    ----------   ----------   ---------   --------
Ounces of gold produced    6,266          34,486        23,454      31,934     55,388
Ounces of gold sold        6,900          35,575        19,299      31,130     50,429
Per ounce statistics:
Cash production costs      $ 233           $ 229        $ 268        $ 305      $ 289
Depreciation, depletion,
   amortization and
   reclamation accruals       -              48           60          21         38
                      -------------    ----------   ----------   ---------   --------
Production cost per ounce
  produced                 $ 233           $ 277       $ 328        $ 326       $ 327
                      -------------    ----------   ----------   ---------   ---------
Gold sales revenue         $ 388           $ 383       $ 360        $ 360       $ 360
                      -------------    ----------   ----------   ---------   ---------
Production cost per
ounce sold                 $ 212           $ 269       $ 399        $ 334        $359

Change in inventories
and deferred
   production costs          207              46         (13)        (52)        (37)
                      -------------    ----------   ----------   ---------   ---------
   Cost of gold sold         419             315         386         282         322
Mining taxes                   2               3           3           3           3
Production royalties          55              19          19          16          17
                      -------------    ----------   ----------   ---------   ---------
Costs applicable to sales    476             337         409         301         342
                      -------------    ----------   ----------   ---------   ---------
Gross profit (loss)        $ (88)           $ 46       $ (48)       $ 59        $ 18
                      =============    ==========    =========   =========   =========

(1)  Sold August 27,1993.

     Cash production costs per ounce of gold produced at the Company's Goldstrike Mine increased to $233 for 1995 from $229 for 1994 despite the fact that no mining, crushing or pad loading costs were incurred after October 1994 because a significant portion of processing costs are fixed and, therefore, do not decrease as production decreases. As the result of a reduction of the estimated remaining recoverable ounces of gold at the Goldstrike Mine, change in inventories and deferred production costs increased to $207 per ounce sold for 1995 from $46 in 1994.

     Mining Taxes and Royalties

     During 1995, the Company incurred $14,000 in mining taxes compared to $106,000 in 1994 and $149,000 in 1993.
The decrease in mining taxes in 1995 and 1994 is attributable to the decrease in ounces sold compared to the previous year as a result of declining production at the Goldstrike Mine. Also, the Company incurred $379,000 in royalty expense for 1995 compared to $665,000 in 1994 and $882,000 in 1993. The increase in production royalties per ounce of gold sold is attributable to the monthly minimum royalty paid at Goldstrike through January 1996.

     Cost of Mineral Properties Abandoned and Provisions for
     Impairments of Investments in Mineral Properties

     The Company periodically reviews the carrying values of its properties. In 1995, management determined that properties with an aggregate historical cost of $771,000 no longer held sufficient promise to justify the cost of maintenance. The properties abandoned in 1995 were Tule Canyon ($65,000), Divide ($63,000) and four other properties ($215,000) in the United States and La Cienega ($111,000), Jalisco Copper ($164,000) and four other properties ($153,000) in Mexico. Property abandonments were $261,000 and $938,000 in 1994 and 1993, respectively. The properties abandoned in 1994 were the Ancho Canyon, New Mexico ($221,000) and the South Pass, Wyoming ($40,000) placer properties, both of which were acquired during the year. The properties abandoned in 1993 were the Tombstone, Arizona project ($509,000), Green Springs ($183,000), Cedar Mountain ($113,000), Emigrant Springs ($89,000) and three other properties ($44,000).

     In 1995, the Commonwealth of Puerto Rico adopted legislation which amended the mining law to prohibit future mining of metallic deposits by open pit methods. Although the Company is considering various strategies and responses, the effect of the mining law, as currently amended, is to render uneconomic the Company's plan for development of the Cala Abajo deposit. As a result, in 1995 the Company reduced the carrying value of this property to zero and recorded an impairment loss of $1.0 million.

     Gold production at the Company's Goldstrike Mine in Utah declined sharply in August and September of 1995. This decline in gold recovery triggered a reevaluation of the estimated remaining recoverable gold ounces in the heaps.
As a result, the carrying value of Deferred mining and processing costs was reduced to the fair market value of the remaining gold bullion and dorE at the refinery and the Company recorded an impairment loss of $1.6 million.

     Because exploration efforts to date have not yet yielded an economic deposit at the Amargosa polymetallic prospect in Chihuahua, Mexico, management determined in the fourth quarter of 1995 to reduce the carrying value of this property by $ 1.0 million.

     Asset Dispositions

     In June 1996, the Company and Pegasus agreed to the sale of the Company's interest in the Montana Tunnels
Property to Pegasus for $4.5 million. The transaction is subject to the approval of the Company's shareholders.
Pending completion of the transaction, Pegasus provided the Company with a loan in the amount of $4.5 million secured by the Company's interest in the Montana Tunnels Property. Upon closing of the transaction, the Company will transfer to Pegasus its interest in the Montana Tunnels Property, and will be relieved of its obligation to repay this loan. The Company expects to record a gain of approximately $4.5 million upon closing of this transaction.

     In April, 1994, the Company sold its interest in the Kinsley Mountain Project in Elko County, Nevada to Alta Gold Co. ("Alta"). In addition to the $20,000 previously received, the Company received $380,000 in cash and Alta restricted common stock with a then market value of $200,000. In April 1995, the Company received a final cash payment of $400,000 and additional Alta restricted common stock with a then market value of $200,000. The Company received, and retained at December 31, 1995, a total of 352,711 shares of Alta restricted common stock. The cash proceeds and discounted value of the stock received were recorded as a reduction to the carrying value of the property on the Company's books. In 1995, the Company recorded a loss on this transaction of $1,000. In 1996, the Company sold all of its shares of Alta for approximately $1.3 million.

     During 1993, the Company sold its mining assets located at Alligator Ridge in White Pine County, Nevada in two separate transactions for a total of $20 million cash, plus the assumption by the buyer of all related obligations, including reclamation liabilities. After deducting the net book value of the assets sold of approximately $15 million, the Company recorded gains from these sales totaling approximately $5.0 million during 1993. The net book value of the assets sold comprised $8.3 million in deferred mining, crushing, pad loading and processing costs associated with ounces of gold in various stages of production, plus $8.9 million remaining investment in property, plant and equipment, less recorded reclamation liabilities of $2.2 million.

     Other Factors

     General and administrative expenses were higher in 1995 than 1994 principally due to legal and other professional fees paid relative to the Cala Abajo project and to salaries and related expenses of additional corporate staff. General and administrative expenses in 1994 were comparable to those incurred in 1993.

     Prospecting costs in 1995 were lower than 1994 as a result of the concentrated effort by the Company's exploration staff to complete development drilling at the Illinois Creek, Alaska property. Prospecting costs in 1994 were slightly higher than in 1993 due to expanded investigation of various Latin American properties in 1994.

     Higher interest rates in 1995 compensated for decreasing cash balances during the year. As a result, interest income for 1995 was comparable to 1994. Interest income was higher in 1994 than 1993 due to higher interest rates in 1994.

     Income tax expense primarily represents current and deferred federal regular and alternative minimum taxes. The entire income tax benefit of $118,000 for 1995 is the result of an adjustment to federal income taxes receivable related to 1993 net operating losses carried back to prior years. See Note 10 to the Consolidated Financial Statements for a reconciliation of the provision for income taxes for 1995, 1994 and 1993 to the statutory federal income tax rate.

     Trends Which May Affect Future Results of Operations

     As previously stated, fluctuations in the Company's results of operations arise primarily from two factors:
(1) changes in the volume and selling price of gold,(2) properties abandoned during any given period. The following is management's view of trends in these factors.

     Change in the Volume of Gold Sold and Selling Price of
     Gold

Volume

     The Company is focused on initiating production at its Illinois Creek Project, and currently projects production of approximately 60,000 ounces of gold annually throughout the approximately six year mine life.

     The Company's ability to achieve the forecasted gold production will be dependent upon many factors, some of which, such as the price of gold and climate conditions, are beyond the control of the Company. No assurance can be given that the indicated amount of gold will be recovered.

     As with any development project, there is no operating history at the Illinois Creek Project upon which to base estimates of future cash operating costs and continuing capital requirements. Estimates of mineralization, metallurgical recovery, and cash operating costs are to a large extent based on the interpretation of geologic data obtained from drill holes and other sampling techniques and feasibility reviews which derive estimates of cash operating costs based on anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. Accordingly, actual cash operating costs and economic returns of the Illinois Creek Project and other projects that may be undertaken by the Company may materially differ from the costs and returns initially estimated.

     The Company is also engaged in the preparation of a feasibility study regarding the Thunder Mountain property.
In January 1996 the Company submitted a Notice of Intent to
Operate with Idaho Department of Lands, which is currently being reviewed by that agency and other state and federal agencies, including the U.S. Forest Service. The Company is presently conducting a data sufficiency review of prior studies pertaining to the Project area and previous operations conducted near the Project area. The Company intends to thereafter retain an independent environmental consulting firm to coordinate the submission of an environmental impact statement. The views of several governmental agencies, as well as any public comments received, are expected to be considered in connection with the review of the environmental impact statement.

     A feasibility study by the Company is planned to be ongoing to refine the Project design and economics. It is presently anticipated that conventional open pit/heap leaching techniques will be used. The Company also plans to conduct additional metallurgical work, finalize the acquisition of adjacent land, and make preliminary arrangements for facility construction and mining operations.

     Depending on the Company's determination of whether to proceed with development, and the availability of financing, which cannot be assured, the Company's operations at Thunder Mountain would be subject to all of the operating hazards and risks normally incident to operation of mineral properties, such as unusual or unexpected geological formations, environmental hazards, industrial accidents, labor disputes, equipment incapability or failures, and inclement weather conditions. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Moreover, the Company's mining operations would be subject to extensive federal, state and local laws and regulations governing production, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters.

     Compliance with such laws and regulations has increased the cost of planning, designing, drilling, developing, constructing, operating and closing other mines and facilities previously operated by the Company. In addition, the Company has expended significant resources, both financial and managerial, to comply with environmental protection regulations and permitting requirements and anticipates that it will continue to do so in the future. Although the Company believes that it has made adequate provision for the cost of compliance with such regulations, there can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future environmental protection regulations. Moreover, it is possible that future developments, such as increasingly strict environmental protection laws, regulations and enforcement policies, and claims for damages to property and persons resulting from the Company's operations, could result in substantial costs and liabilities in the future. (See Risk Factors)

Price of Gold

     Another significant uncertainty facing the Company which could potentially impact its financial position, profitability and liquidity in the short term is the price of gold. The gold price is a function of a number of factors including investors' expectations with respect to inflation, the strength of world currencies, decisions by central banks regarding their gold reserves, and supply and demand factors, none of which is under the control of Company management. After trending downward over several years, making a six year low during the fourth quarter of 1992, the price of gold rebounded in 1993 reaching a high of $403 on August 3, 1993. The average market price of gold was $384 an ounce during 1995 and 1994 compared to $360 an ounce during 1993. The average market price of gold during the first eight months of 1996 and 1995 was $393 and $384, respectively.

     Cost of Mineral Properties Abandoned

     The cost of mineral properties abandoned in any period is a function of the results of the Company's exploration efforts and economic considerations. The Company makes every effort to maximize the results of its exploration efforts. However, exploration for economically recoverable metals involves significant risk. Accordingly, while it is probable there will be abandonment losses in the future, it is not possible to predict either their timing or amount.





               BUSINESS AND PROPERTIES OF THE COMPANY

Introduction

    The Company was founded in 1979. The Company engaged in exploration for precious metal properties until 1988 when it developed the Green Springs Mine in east central Nevada. During the period 1988 through 1995, the Company produced approximately 273,000 ounces of gold from various projects. During that period the Company also developed three additional mines and successfully closed and reclaimed the Green Springs Mine. Also during that period, the Company was the recipient of numerous awards for its performance in the areas of environmental protection, reclamation and safety. Mining was completed in October 1995 at the Company's remaining production unit, the Goldstrike Mine, in southwestern Utah. The Company expects to complete reclamation of The Goldstrike Mine in 1997.

    The Company views exploration as an important means of growth, and it typically actively explores several projects annually. In 1996, the Company's exploration efforts in the United States were concentrated on expanding the mineralization at Illinois Creek and Thunder Mountain. In addition, the Company continued its exploration efforts outside of the United States, principally in Mexico.

    The Company's principal focus in 1996 is the development of its Illinois Creek Project (the "Project") in west central Alaska. In February the Company completed its feasibility study of the Project and received a commitment for project financing. In May key permits necessary for mining, heap leaching and dam construction were received and the Company commenced construction of the mine and related facilities. The Air Quality Permit was received in June. Effective July 11, 1996, the Company acquired leasehold and other property interests in the Project from North Pacific Mining Corporation ("NPMC"), a subsidiary of Cook Inlet Region ("CIRI"), in exchange for 1,540,663 shares of Common Stock of the Company.
As a result of this transaction, NPMC owns approximately 9.5% of the Company's issued and outstanding Common Stock. In addition, NPMC received a 5% net returns royalty on production from the Illinois Creek Upland Mining Lease. Also effective July 11, 1996, the Company entered into credit agreements with N M Rothschild & Sons Limited ("Rothschild") for a $22,000,000 facility to finance the development and construction costs of the Project.

    In 1996 the Company completed construction of a 90-person man camp, a 6.5 mile road to connect this man camp with the ore deposit and the site of the process facility, a double synthetic, modified valley fill heap leach pad, as well as process and administration facilities.

    Placement of high-grade ore as overliner material has commenced, setting the stage for the loading of approximately 500,000 tons of ore in 1996. Leaching is scheduled to commence about mid-November upon completion of the first ore leach cell and leakage testing of the liner system. If the leak test is successful and normal weather prevails, the first gold production is anticipated by the end of November. If this timetable is met, the Company forecasts that gold production could be approximately 10,000 ounces in late 1996 and early 1997. If the timetable is not achieved, production would be expected to commence in the Spring of 1997. See "Risk Factors"; and "Use of Proceeds".

    The following map depicts the location of the Company's operating property, royalty interest, principal exploration and development properties, and offices.

Map inserted here showing the above.


History of Operations

    The Company's first producing mine, the Green Springs Mine, commenced production in June 1988. The Company completed mining crushing and stacking operations at Green Springs in June 1990. Reclamation of pits, haul roads and waste dumps commenced in 1990 and continued through 1993. Rinsing of the heaps was initiated during 1992 to meet final closure requirements. During 1993, rinsing of the heaps and reclamation of the heaps and the plantsite were completed. During the life of the Green Springs Mine, the Company received several environmental and safety awards for this operation while producing a total of 69,331 ounces of gold. The Company was particularly gratified to receive the 1992 State of Nevada Governor's Award for Excellence in Mine Reclamation in connection with several of the Company's Nevada mines (described below), including the Green Springs Mine. The award, made jointly by the State of Nevada, U.S. Bureau of Land Management and U.S. Forest Service was given to the Company in recognition of outstanding achievement in innovative design, superior mine planning and commitment to reclamation from project commencement to closure.

    The Company commenced open pit mining at its Casino Mine in Nevada in June 1990 and completed mining in May 1991. In July 1991, the Company commenced mining at the Winrock Mine. Mining and crushing were completed at the Winrock Mine in June 1992. The Casino and Winrock Mines shared a common heap leaching facility. The Company produced a total of 48,953 ounces of gold from the Casino/Winrock project prior to its sale on August 27, 1993.

    In May 1990, the Company completed the purchase of the Alligator Ridge Mine in Nevada, which included partially leached gold ore on heaps, gold recovery facilities, a mining fleet, a mill, and approximately 26,000 acres of mineral interests in the Alligator Ridge trend. During its tenure at the Alligator Ridge Mine, the Company produced 50,188 ounces of gold. Construction of the crushing and gold recovery facilities at a satellite facility, designated the Yankee Mine, was completed during the first quarter of 1992. The Company produced 26,220 ounces of gold at the Yankee Mine between the time of initial gold production in June 1992 and its sale on August 27, 1993. The Company's Casino/Winrock, Alligator Ridge and Yankee Mines, together with surrounding exploration prospects, were sold in two separate transactions in 1993 for a total of $20 million cash, plus the assumption by the buyer of related obligations, including reclamation liabilities.

    Effective November 1, 1992, the Company acquired from Tenneco Corporation (Tenneco), the stock of Tenneco Minerals Company-Utah (TMC-Utah), owner and operator of the Goldstrike Mine located approximately 35 miles northwest of St. George, Utah. Soon after the acquisition, the name of this wholly owned subsidiary was changed to USMX of Utah, Inc. Gold production from the Goldstrike Mine since November 1, 1992, has been 77,182 ounces, including 6,266 ounces of gold produced in 1995. During 1995, the Company was recognized for its reclamation efforts at the Goldstrike Mine when it received the 1995 Earth Day Award from the State of Utah Board and Division of Oil, Gas and Mining.

    The Goldstrike property consists of approximately 2,600 acres of unpatented mining claims. Access to the Goldstrike Mine is by State Highway 212 to a point approximately 21 miles northwest of St. George, then by well-maintained gravel road over a distance of approximately 14 miles. Mining operations at the Goldstrike Mine were completed in October 1994. Leaching was completed in December 1995. All disturbed areas at the Goldstrike Mine were reclaimed during 1995 except for the heaps and the plant site. Reclamation of one of the two heaps was begun near the end of 1995. Rinsing of the second heap commenced in January 1996 and is expected to continue into 1997. Once rinsing of the second heap is complete, the heap will be recontoured, covered with topsoil and seeded with various native plant species. In addition, the process plant will be dismantled and the plant site reclaimed. Management believes that adequate provision has been made for the cost of completing the reclamation of the Goldstrike Mine.

    The Company's investment in the Goldstrike Mine as of August 31, 1996, was approximately $87,000 in undepreciated property, plant and equipment and approximately $1,700,000 in cash provided to the State of Utah as reclamation surety.

The Illinois Creek Project

    History

    The Illinois Creek Project in west central Alaska is a near surface gold-silver deposit. It consists of two State of Alaska
Mining Leases,totaling 62,480 acres. The Illinois Creek Project is part of a large polymetallic hydrothermal district covering 400 square miles in the southern Kaiyuh Mountains. The area was first explored by Anaconda Minerals as part of a joint venture with CIRI in 1980. Subsequent to Anaconda Minerals' activities, the area was explored by Goldmor Group, Ltd., NPMC, and Echo Bay in association with CIRI. The Company commenced its exploration activities in August 1994.
The Company has drilled 61 core holes and 89 reverse circulation holes, totaling approximately 32,000 feet. This drilling succeeded in increasing the minable reserve to about 429,000 contained equivalent ounces of gold and provided geotechnical information necessary for pit design and engineering.

    The Company made initial payments to NPMC totaling $100,000 in 1994 to evaluate the Illinois Creek property. The Company entered into an agreement with NPMC effective December 16, 1994, which was amended on February 6, 1996 (the "Agreement"). Pursuant to the Agreement, the Company agreed to make a $1,000,000 non-refundable payment to NPMC in cash or shares of the Company's $0.001 par value Common Shares. The Company elected to make the payment in Common Shares, and based upon the average market price of the Common Shares on The Nasdaq Stock Market as provided in the Agreement, the Company was required to issue to NPMC 449,754 Common Shares. The Company also agreed that, upon obtaining the necessary permits and if no adverse material adverse economic change had occurred, the Company would make a production decision and issue to NPMC an additional $3,000,000 in cash or Common Shares. The Company received the key permits related to the Project in May 1996, and determined that no material adverse economic change had occurred with respect to the Project economics. The Company made a production decision and agreed to issue to NPMC an additional 1,090,909 Common Shares. The calculation of the number of shares was based on the average market price of the Common Shares on The Nasdaq Stock Market as provided in the Agreement.

    Effective July 11, 1996, the Company issued the aggregate of 1,540,663 Common Shares to NPMC. As a result of this transaction, NPMC owns approximately 9.5% of the Company's issued and outstanding Common Shares. The Company also granted a security interest to NPMC in the property, which is subject to a subordination arrangement with the Company's Lender on the Project. (See below). The Company had also agreed with NPMC to file a Registration Statement relating to the resale of these shares, which Registration Statement has been filed and declared effective by the Securities and Exchange Commission. The Company has agreed to use its best efforts to keep the Registration Statement effective until NPMC has sold these shares or until June 1999, whichever occurs sooner.

    In addition to the Common Shares, NPMC had the right to enter into a mining venture agreement with the Company pursuant to which the Company would transfer to NPMC an undivided 25% interest in the Illinois Creek Mining Leases, or to receive a 5% net returns royalty. NPMC chose to receive a 5% net returns royalty on production from the Illinois Creek Upland Mining Lease. No decision has been made regarding the property covered by the Roundtop Upland Mining Lease, as the Company has not completed significant exploration work there.

    If the Company delineates the existence of additional ore reserves on the lease known as the Illinois Creek Upland Mining Lease, which increases the total proven ore reserves to at least 1,000,000 ounces of equivalent gold ore reserves beyond the mineralization stated in the Company's February 1996 feasibility report, then NPMC will have the right to elect to participate in subsequent mining operations with respect to those additional reserves for a 25% working interest by reimbursing the Company 120% of NPMC's 25% share of exploration, development and capital costs incurred by the Company subsequent to February 1996 which are directly related to delineation and/or production of the additional reserves.

    Pursuant to the Agreement with NPMC, the Company has until December 16, 1997 to achieve "Commercial Production" which is defined as the delivery to a bona fide purchaser of minerals produced for a minimum period of 45 consecutive days at not less than 70% of the pro forma production capacity as set forth in the Project feasibility report. This period may be extended at the option of the Company for two additional one-year periods upon payment by the Company of a $300,000 advance royalty, adjusted for inflation, for each one-year extension. The Agreement terminates on December 16, 1999, if the Company has not achieved commercial production by that date.

Location, Access, Terrain and Climate

    The Illinois Creek Project site is located in the southern Kaiyuh Mountains in the western interior of Alaska. The Project is located approximately 57 miles southwest of Galena and 23 miles east of the Yukon River. It is equidistant from Fairbanks and Anchorage which lie approximately 320 miles to the east and southeast of the Project respectively.

    Access to the site is by air. Equipment and supplies are transported to the site by land, sea and air. The most economical way to transport freight to the site is from Seattle, Washington to Anchorage, Alaska by barge.
From Anchorage, freight moves by truck or rail to Nenana. From Nenana, it is moved down river on barge to Galena. From Galena, it is flown to the site. When it is not possible to use the Yukon River, freight must be flown to the site from Anchorage. The mine site is connected to the personnel camp and airstrip by a 6.5 mile road.

    The local area consists of moderate hills (elevations ranging from 200 to 1,000 feet), the flood plains of the Little Mud and Innoko Rivers, Illinois Creek, local warm springs and California Creek south of the site, and the wetlands to the west of the Project site along the Yukon River. These wetlands are not expected to be affected by the Project facilities.

    The climate is sub-arctic and characterized by large, seasonal extremes in temperature and daylight. Average winter temperatures are -7% F to 20%F; mean summer temperatures range from 35%F to 67%F.
Regional extremes are   -63%F to 93%F. Precipitation averages 15 to
18 inches annually, including 81 inches of snow. Snow depth at the site ranges from 24 to 36 inches during a typical winter. Historically, August is the heaviest rainfall month with an average of 5.3 inches.

    Freeze-up on the Yukon River normally occurs in late October to early November; breakup normally occurs in early to mid May.
Accordingly, the shipping schedule on the Yukon River will typically be limited to a period between approximately May 25 and September
25.

    Proven and Probable Mineral Reserves

    The company has estimated that the deposit contains 6.2 million tons of mineable reserves at a gold grade of 0.062 ounces of gold per ton and 1.422 ounces of silver per ton, yielding a gold equivalent grade of 0.069 ounces of gold per ton. The calculation was based on a gold price of $400 per ounce and a 0.025 ounce gold equivalent per operating ton cutoff grade. The average stripping ratio over the planned life of the project is 2.28 to 1. In addition, there are approximatley 575,000 tons of material with grades between 0.015 oz/ton and the cutoff grade of 0.025 oz/ton which must be stripped and may be placed on the heap if economics warrant it. No assurance can be given that the indicated level of recovery of gold will be realized. See "Risk Factors".

    Metallurgy

    Metallurgical recovery from the run-of-mine ore is projected to be approximately 80% of contained gold and 25% of contained silver. Year round leaching will be conducted if it proves to be economic.

    Geology

    The deposit occurs as a large gossan zone striking east-northeast and dipping 40% to 70% to the southeast, hosted within a thick sequence of quartzites which are carbonate rich. The gossan has been intersected by drilling over a strike length of 12,000 feet and to a depth of greater than 1,500 feet. Oxidation of the mineralization is complete to a depth of at least 1,100 feet below the present surface. Economic gold-silver mineralization is present in portions of the gossan, and is associated with elevated levels of copper and/or lead, hydrothermal or remobilized silica, earthy hematite, and poorly defined structural features. Supergene enrichment of both gold and silver in near surface locations is also apparent.

    Plan of Operations

    The Company has constructed a 90-person camp north of an airstrip which is 6.5 miles by road from the mine site. A well provides potable water for the camp. Water for processing comes from a source located near the mid-point of the main access road from the airfield to the mine site. Electrical power is generated using diesel powered generator sets. Waste heat from the generators will be used to heat the process building. In addition to the process building, a modular assay laboratory, a truck maintenance shop and a modular administration building have been constructed. Communications are by satellite.

    The deposit has been developed as a conventional open-pit mine. The Company currently plans to conduct mining during the warmest six months of the year, normally May through October. Depending on weather conditions, the Company may attempt to expand this season. Trucks and front-end loaders will be used to mine, haul and stack the ore in a valley fill lined impoundment. Heap leaching followed by carbon adsorption/desorption/electrowinning will be used to extract the gold. The process system is designed to recover the annual scheduled amount of gold production in eight months. Lime is being produced on-site utilizing a local source of dolomitic limestone because it is less expensive than purchasing and transporting lime to the site. This limestone is baked in a diesel-fired rotary kiln which has been erected and is operating at the site.

    The mine operating schedule will be ten hours per shift, two shifts per day, six days per week. Three crews will rotate on a four-week on, two-week off schedule. The Company currently expects to employ approximately 54 people at Illinois Creek, with a like number of personnel to be employed by the mine contractor.

    Total pre-production capital costs, including approximately $4.1 million in working capital, are currently estimated at about $28.6 million, exclusive of property acquisition costs of $4 million paid to NPMC as outlined above. As of August 31, 1996, the Company's investment in Illinois Creek was approximately $25.5 million.

    Project Financing

    Effective July 11, 1996, the Company entered into credit agreements with N M Rothschild & Sons Limited ("Rothschild") for a $22,000,000 facility to finance the development and construction costs of the Project. The Company transferred its interest in the Project to its wholly-owned subsidiary, USMX of Alaska, Inc. ("AK") which is the borrower of $19.5 million of the $22 million facility. Under certain circumstances, the loan to AK may be in the form of a gold loan, in which event the maximum credit amount would be the number of ounces of gold equal to $19,500,000 divided by the price of gold in London. However, the Company has agreed with NPMC that it will not convert the loan to a gold loan until such time as the Project has achieved Commercial Production as defined in the Agreement with NPMC.

    Advances are made by Rothschild solely to an account dedicated to the Project operations and only if certain conditions related principally to Project operations are satisfactory to the Lender.
In addition, AK is required to maintain a minimum balance in the Proceeds Account equal to the sum of (i) the greater of $1,500,000 or a formula amount based on the present value of future net cash flow from the Project, (ii) the lesser of $250,000 or interest payable to Rothschild for the following three months, and (iv) any other payments due to the lender for the following three months. As of August 31, 1996, the balance of the Proceeds Account was $8.9 million which represents the portion of the facility which had been drawn as of that date, but which had not yet been disbursed. As more fully discussed below in connection with the October 1996 letter agreement with Rothschild, the Company and Rothschild have agreed on disbursement procedures for the balance of the credit facility.

    AK is not permitted to make withdrawals from the Proceeds Account for its general corporate purposes or to pay dividends until "Completion" has occurred. The requirements for completion include the construction of the Project facilities, which facilities and the equipment thereon must be mechanically complete and electrically operable ("Mechanical Completion"), the achievement of production amounts and grades, costs and reserves similar to the development plan, and the absence of any default in the credit agreement. The note evidencing the $19.5 million obligation bears interest, payable quarterly, at 2.25% above LIBOR until Completion and 1.879% thereafter for the remainder of the approximate four-year term of the loan. Principal payments will be made in seven amortized installments on September 30 and December 31, of each year, commencing September 30, 1997.

    Subject to satisfaction of the requirements for maintenance of the Proceeds Account, advances will be made by Rothschild to AK until the first to occur of September 30, 1997, or Mechanical Completion. AK paid an establishment fee of $292,500 to Rothschild. AK will also be required to pay a commitment fee of one-half of one percent of the difference between the principal amount outstanding and the maximum credit amount.

    The balance of the facility is represented by a $2.5 million note made by the Company which originally provided for conversion into Common Stock at the conversion price of $3.40 per share at the option of Rothschild at any time during the approximate four-year term of the note. The Company may also require conversion if the note is not in default and the daily closing price of the Common Stock on The Nasdaq Stock Market exceeds $4.75 for 30 consecutive trading days. As more fully discussed below, the Company has agreed with Rothschild to reduce the conversion price to the price per share of the Common Stock in this Offering or in a private placement.
The Company has also agreed to register the Common Stock for resale under certain circumstances. The $2.5 million loan bears interest at 2% above LIBOR, payable no less frequently than semi-annually.

    In accordance with the requirements of the related credit agreements, the Company deposited the entire proceeds of the $2.5 million loan into the Proceeds Account and such proceeds are not available for general corporate purposes. Payments may be made to the Company from the Proceeds Account in an amount sufficient for the Company to make interest payments. AK will not be permitted to repay the $2.5 million to the Company or other advances by the Company in the approximate amount of $3.4 million unless certain conditions are satisfied, principally related to repayment of the notes to Rothschild and satisfactory operation of the Project. The Company has pledged to Rothschild its shares in AK as well as its notes from AK for advances made by the Company.

    The Company is also a guarantor of the $19.5 million loan to AK until it has demonstrated that the Project is operating in a manner satisfactory to Rothschild. In addition, the Company will be a continuing guarantor of AK's covenant to comply with environmental laws.

    AK must deliver to Rothschild, among other things, financial information, reserve, hedging and operating reports, and must use all commercially reasonable efforts to maintain, develop and operate the Project in accordance with the present development plan and prudent mining industry practices. AK must comply with applicable laws and maintain its property rights in the Project, including payment of royalties which may become due to NPMC. In addition, except for limited circumstances, without Rothschild's consent, AK may not incur any additional indebtedness, permit any liens on the Project, assume or guarantee indebtedness of others, invest in others, merge or change its capital structure, sell the assets of the Project, or permit Project reserves or future net cash flows to decline materially from the present development plan. AK must also achieve Mechanical Completion by July 31, 1997, and Completion by November 30, 1997.

    The Company has also agreed with Rothschild that, so long as the $2.5 million note made by the Company is unpaid, or any other obligation of the Company remains unsatisfied, including the Company's guarantee of the loan to AK, the Company will, among other things, comply with all applicable laws, provide Rothschild with financial reports and continue to engage principally in the mining business. In addition, except for limited circumstances, without Rothschild's consent, the Company may not incur indebtedness (other than indebtedness after Completion to develop mining properties where the sole recourse of the lender is the mining property being developed), permit any liens on the Project, assume or guarantee indebtedness of others, invest in others, merge (unless after Completion and the Company is the survivor of the merger) or change its capital structure, pay any dividends or sell the assets of the Project.

    The Company has also agreed with Rothschild that it shall not permit its (a) current ratio to be less than 2.0 to 1.0; (b) consolidated tangible shareholders' equity to be less than $17,500,000; and (c) total consolidated liabilities to exceed 175% of its consolidated tangible shareholders' equity, and that it would deposit $1,500,000 in the Proceeds Account by September 30, 1996, which it was unable to do. Rothschild agreed with the Company to waive these conditions and to not take any actions until December
31, 1996, conditioned upon the Company's agreements to, among other things, (A) file this Prospectus by November 1, 1996 with appropriate securities regulatory authorities and complete this Offering by December 31, 1996, (B) adjust the price at which Rothschild may elect to convert the $2.5 million loan into the Company's Common Stock to the price at which the Shares offered hereby (or in a private placement) are sold and (C) to pay to Rothschild a fee of $100,000 which fee is payable upon the first to occur of (i) a date upon which such payment can be made without materially reducing the working capital reasonably required by the Company for continued operations or (i)
April 15, 1997. In addition, the Company agreed that of the $7.5 million then on deposit in the Proceeds Account, approximately $2.4 million would be distributed to pay accounts payable, approximately
$4.5 million would be transferred back to Rothschild and available to be advanced in accordance with the credit agreements and approximately $.6 million would remain in the Proceeds Account and available for disbursement in accordance with the credit agreements.

    The Company has also agreed that it will establish an additional proceeds account with its presently available cash and disburse these funds in accordance with a budget agreed to by Rothschild.
The Company will also establish arrangements for the monitoring by Rothschild of completion of the Project and payment of associated costs.

The Thunder Mountain Project

    Introduction

    The Company proposes to conduct gold and silver mining activities at the Dewey Mine in the Thunder Mountain Mining District in eastern Valley County, Idaho, approximately 100 miles northeast of Boise, Idaho. The proposed Dewey mining operations are part of the Thunder Mountain Project and consist of the development of a gold and silver ore deposit located on patented mining claims administered by the Idaho Department of Lands. In January 1996, the Company submitted a Notice of Intent to Operate ("NOI") with the Idaho Department of Lands, which is currently being reviewed. A feasibility study will be ongoing throughout 1996 and 1997 to refine the project design and economics.

    History

    Gold was discovered in the Thunder Mountain area in 1894 at the site of what is now known as the Dewey Mine. During the period from the initial discovery until 1942, various operators reportedly produced approximately 31,000 ounces of gold and 16,000 ounces of silver from both underground and surface placer workings. Renewed interest in the district began in earnest during the early 1970's due to rising gold prices. After exploration by several major mining companies, a portion of the property, the Sunnyside Mine area, was placed into production by Coeur d'Alene Mines Corporation (Coeur d'Alene,) as an open pit, heap leach operation in 1986. Between 1986 and 1990, Coeur d'Alene reportedly produced 120,000 ounces of gold and 240,000 ounces of silver from the combined Sunnyside, Goldbug and Lightning Peak pits. After reclaiming the property, Coeur d'Alene terminated its leases with Thunder Mountain Gold, Inc. in December 1990. At the adjacent Dewey Mine, the Dewey Mining Company constructed a 450 ton per day mill and the property was operated as an open pit mine (Golden Reef Joint Venture) during 1981. In the mid 1980's, the Dewey Mine became the subject of litigation which was resolved in favor of the Dewey Mining Company late in 1991.

    Effective July 9, 1993, the Company entered into an Exploration and Option to Purchase Agreement ("Agreement") with Dewey Mining Company, Thunder Mountain Gold, Inc. and two individuals (the foregoing companies and individuals described below collectively as "Owners"). The Owners control approximately 5,500 acres in the Thunder Mountain Mining District consisting of both patented and unpatented mining claims. Pursuant to the terms of the Agreement, the Company was granted the sole and exclusive right to explore for and develop minerals on the property in exchange for advance royalty payments totaling $100,000. In addition, the Company committed to spend, and did spend, a minimum of $500,000 evaluating the property prior to April 1, 1995.

    The Thunder Mountain Agreement requires that, before the Company can put the property into commercial production, it must prepare and deliver to the owners a feasibility study regarding the project. The Company has extended the term of the agreement through April 30, 1997 by making additional advance royalty payments in the aggregate amount of $350,000. The Thunder Mountain Agreement further provides the Company with the option for a final extension until April 30, 1998, in exchange for an additional advance royalty payment of $250,000. The advance royalty payments made may be recovered by the Company for seven years after payment should the Owners elect to receive royalties under options (a) or (c) below. The Thunder Mountain Agreement terminates if the Company fails to deliver a feasibility study to the Owners by the end of the last year's extension under the Agreement or if the Company exercises its right to terminate the Thunder Mountain Agreement at any time.

    Within 90 days after the Company provides the Owners with a feasibility study, the Owners may elect to (a) participate in subsequent efforts to the extent of a 30% working interest, plus receive a 1.5% royalty, or (b) receive a 30%a net profits interest, or (c) receive a 5% net returns royalty from production. If the Owners elect to receive a 5% net return royalty, the Company will be obligated to make advance royalty payments of: (1) $200,000 within thirty days after commencement of Commercial Production (as defined in the Thunder Mountain Agreement), and (2) $250,000 each year thereafter. If the Owners fail to notify the Company of their election prior to the end of the 90 day election period they will be deemed to have made an election to receive a 5% net returns royalty.

    The Thunder Mountain Agreement provides that once the Owners have made their election, the Company shall have one year within which to achieve Commercial Production. If the Company fails to achieve Commercial Production within one year, the Company must either reconvey the property to the Owners or extend by one year the time period within which Commercial Production must commence by paying an advance royalty of $200,000 to the Owners. If Commercial Production has not begun by the end of the extension period, the Company may obtain one final extension of one year within which to achieve Commercial Production by paying the Owners an additional advance royalty of $250,000.

    In addition to the advance royalty payments and the work commitments outlined above, the Company is obligated to pay all fees necessary to maintain the unpatented mining claims through August 31 of the calendar year in which the extension year expires.

    The area of the Company's primary activity lies approximately 4,000 feet west of the Sunnyside deposit previously mined by Coeur d'Alene. The results of the Company's drilling in 1993 were favorable, including a number of intersections that exceed 100 feet in thickness and average in excess of 0.10 ounces of gold per ton. The Company was also successful in extending the deposit along strike into an area that was not previously drilled. During 1994, the Company drilled a total of 104 exploration and development holes on the property, helping to define the margins and high grade core of the Dewey deposit. As of August 31, 1996, the Company has expended a total of $3.0 million on the property.

    Location, Access, Terrain and Climate

    The Dewey Mine lies within the Thunder Mountain District in eastern Valley County, Idaho. Access to the District is obtained via U.S. Highway 95 to Cascade, Idaho, then east 42 miles to Landmark, Idaho on Forest Highway 22, then north and east approximately 57 miles on U.S. Forest Service roads to the property. The Thunder Mountain Mining District is currently accessible by vehicle about seven months out of the year from late May to late November.

    Local elevations range from approximately 7,300 to 9,000 feet. The District forms a 5,980-acre enclave of patented and unpatented land within the Frank Church Wilderness Area administered by the Krassel District of the Payette National Forest.

    Due to the location of the property, and based on the experience of operations previously conducted at the Dewey Mine and at nearby existing operations, future mining operations of the Company would be seasonal, except that processing could be conducted year around.

    Plan of Operations

    The Dewey Mine deposit is a bulk tonnage, heap-leachable ore body located on patented lode mining claims in the central portion of the Thunder Mountain Mining District. The Company is currently conducting a feasibility study to determine the optimum design by which to profitably exploit this deposit. It is presently anticipated that conventional open pit/heap leach techniques would be used. The fluid management system would be designed as a zero discharge system. Due to the remote location of the deposit the Company would be required to generate its own electrical power.

    The Company plans to use a contract miner to develop and operate the open pit mine. The preliminary production schedule is for a six to eight month per year mining system, two shifts per day, seven days per week. The number of mine operating days is estimated at 210 to 240, depending on weather. Processing would occur at least 250 days per year, and perhaps would run throughout the year. The Company would expect to use approximately 75 to 100 people at the Dewey Mine, including mining contractor personnel.

    Geology

    The Thunder Mountain Mining District is localized in the central portion of a caldera complex underlain by challis volcanics as well as graben-fill, pyroclastic-derived sediments. The Dewey Dome ore deposit is hosted by the pyroclastic sediments, and the Sunnyside, Goldbug and Lightning Peak deposits mined by Coeur d'Alene were hosted by the volcanics. Known concentrations of economic gold mineralization are controlled by a combination of structure and stratigraphy. Drill indicated reserves for the Dewey Deposit include a geologic resource of 6,439,000 tons at 0.044 ounces per ton gold and minable reserve of 5,369,000 tons at 0.047 ounces per ton gold (252,343 ounces) with an average strip ratio of 1.04:1 waste to ore for a total of 10,969,000 tons of material. Metallurgical feasibility studies indicate that the Dewey ore is amenable to the heap leach process. The ore reserve model was created by Miner Reserves Associates of Wheatridge, Colorado.

    Permitting

    During 1995, limited geotechnical and baseline environmental work was conducted while the Company was re-evaluating the project based on heap leaching of the ore for recovering gold. On January 31, 1996, based on favorable preliminary findings, the Company submitted a Notice of Intent to Operate ("NOI") with the Idaho Department of Lands ("IDL") and U.S. Forest Service-Payette National Forest ("PNL").

    Permits, plans and approvals from federal, state and local agencies are to be obtained utilizing the Idaho Joint Review Program, details of which are published in a February 1996 State of Idaho publication titled "Joint Review Program". This program was initiated on January 31, 1996 with the publication of the NOI which was forwarded to the IDL. A joint review of the NOI by the IDL and the PNL determined that a Federal Environmental Impact Statement and Record of Decision would be required for the Project prior to initiation of further development. A third-party consultant, Science Applications international Cooperation, was selected to develop the Environmental Impact Statement.

    Subsequently, topic meetings were organized by the IDL and the PNL in which permit requirements, baseline data requirements and design standards were discussed on air, climate, soils and subsoils, geology, engineering for the waste rock facility, roads and heap leach facility, all of which included discussion of waste geochemical evaluation and reclamation plans, surface and ground water, fisheries and aquatics, vegetation and wildlife. These various topic meetings were attended by the state and federal regulatory agencies having jurisdiction in specific areas. The purposes of the meetings were to inform agencies of the baseline data currently available for the Project, identify additional baseline data which will be required for various permits and to assist in developing short term goals for the project. Baseline data requirements were completed in the summer of 1996. Since permitting has only recently commenced, it is difficult to predict when necessary permits might be received.

    Feasibility Study

    A feasibility study is intended to be ongoing to refine the project design and economics. Substantially all the field work for the feasibility study has been completed and it is the Company's goal to complete an internal feasibility study by June 1997. To the extent that production at the Company's Illinois Creek Project is limited in 1996 and the proceeds of this Offering are required to fund working capital requirements, work on the feasibility study and permitting at Thunder Mountain may be delayed.

Montana Tunnels

    The Montana Tunnels property is located in the Colorado Mining District, Jefferson County, Montana, 22 miles south of Helena. Montana Tunnels consists of approximately 9,300 acres of patented ground plus about 1,000 acres of other mineral rights. This property was developed and is operated by Pegasus Gold Inc. ("Pegasus") pursuant to an agreement with the Company. Mine and mill construction commenced in March 1986, milling operations began in March 1987, and full operating status was achieved by Pegasus in October 1987.

    The Montana Tunnels Mine involves open pit mining operations and conventional milling technology. The Montana Tunnels ore is processed through a circuit which incorporates crushing, grinding, and selective flotation to produce lead and zinc concentrates, and a gravity circuit for recovery of free gold. The majority of gold and silver value is associated with the base metal concentrates. As of December 31, 1995, Pegasus estimates that the Montana Tunnels Mine has proven and probable ore reserves of approximately 24,000,000 tons.

    Pending completion of the sales transaction described below, the Company owns a net profits interest in the Montana Tunnels Mine.
The Company is entitled to the greater of a five percent net profits royalty interest or minimum advance royalties of $60,000 per month until certain construction, land acquisition and associated financing and other costs have been recovered by Pegasus ("Payback"), and a 50 percent net profits royalty interest thereafter. Payback is defined in the agreement with Pegasus to occur when 90 percent of net profits equals the sum of $250,000, plus the project costs incurred subsequent to January 1, 1986, plus interest costs imputed on these costs until September 30, 1987, the date of full operation status. Net profits, as defined, include deduction from revenues of such costs as direct operating and administration expenses, allowable new capital expenditures, property payments, management fees, interest on debt and equity financing, repayment of gold loans, repayment of certain debt obligations, and taxes other than income taxes. Based on information provided by Pegasus, the Company estimates that, as of December 31, 1995, the remaining net profit recoverable costs were $26,539,000. Accordingly, Payback has not been achieved. During 1995, the Company received the minimum royalty of $720,000.

    In order to obtain additional funding for its operations and to partially fund the cost overruns experienced at the Illinois Creek Project, the Company borrowed $2.5 million from Pegasus in May 1996. The obligation is secured by the Company's royalty interest in the Montana Tunnels Property. In June 1996 the Company and Pegasus agreed to the sale of the Company's interest in the Montana Tunnels Property to Pegasus for $4.5 million. The transaction is subject to the approval of the Company's stockholders. Pending completion of the transaction, Pegasus provided the Company an additional $2 million which was deemed an amendment to the terms of the outstanding $2,500,000 loan. Upon the closing of the transaction, the Company will transfer to Pegasus its interest in the Montana Tunnels Property, and will be relieved of its obligation to repay these loans.

Exploration

    Due to continued threat of adverse amendment to or replacement of the U.S. mining laws as well as to other existing regulations, the Company continued to direct its exploration activity to the evaluation of private lands in the United States, and opportunities in Latin America. Exploration for minerals, particularly for gold, is highly speculative in nature, involves many risks and frequently is non-productive. There can be no assurance that the Company's mineral exploration efforts will be successful. Once mineralization is discovered, it usually takes a number of years from the initial phases of exploration until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metal from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's exploration programs will result in the expansion or replacement of existing reserves.

    Ophir

    This property is located in western Alaska, approximately 250 miles northwest of Anchorage. In July 1996 the Company was granted the right to explore 13,000 acres in the Ophir Mining District pursuant to an Exclusive Mineral Exploration Permit with the State of Alaska Mental Health Trust Unit, a division of the Alaska Department of Natural Resources. Access to the property is by charter air service from Anchorage to public or private airstrips, then over state maintained roads to the property. Alternative transport is by barge up the Kuskokwim River to Sterling, the eastern terminus of the current road system.

    Placer gold production from the District has been significant and is estimated at greater than 600,000 troy ounces, including over 200,000 troy ounces from streams proximal to the property.
Production is continuing from five drainages in the District.

    In the District, Cretaceous graywackes and mudstones have been intruded by late Cretaceous to early Tertiary gold-mineralized granite porphyry sill, dikes, and small stocks. These instrusive rocks and/or their alteration zones are the source of gold in the placer deposits. The exploration objective will be to define ore or more areas in bedrock with sufficient size potential and gold grade to justify development.

    During August 1996, the Company conducted preliminary geological mapping, geochemical sampling and geophysics, with additional exploration activities planned for 1997. The Company's investment in this property was approximately $42,000 at August 31, 1996.

    Cala Abajo, Puerto Rico

    During 1992, 1993 and 1994, the Company acquired an equity interest currently totalling approximately 80% of the outstanding common stock of Southern Gold Resources (USA), Inc. ("Southern Gold"), a Colorado corporation. On October 5, 1992, Southern Gold was granted an exclusive exploration permit by the Puerto Rican government covering 2,170 acres that include the Cala Abajo copper/gold deposit in western-central Puerto Rico. The prospecting permit may be extended year to year for a maximum 10 year period and gives Southern Gold the exclusive right to conduct exploration and environmental studies and to negotiate a mining lease covering the permit area. In September 1996 the permit was extended by the Puerto Rican government through September 1997. Through 1995, the Company incurred approximately $1.0 million in drilling, metallurgical test work, engineering and base line environmental studies.

    In 1995, the Commonwealth of Puerto Rico amended its mining law to prohibit open pit mining of metal deposits on the island. The effect of the mining law, as currently amended, was to render Southern Gold's plan for development of the Cala Abajo deposit uneconomic. Accordingly, the Company's investment was written off in 1995. Southern Gold has notified the Puerto Rican government of its belief that the government's action was unjustified and harmful to Southern Gold. Southern Gold is considering whether any other action is warranted.


    Other United States Mineral Properties

    The Company has additional mineral properties, located in Utah, Montana, Wyoming, Alaska and Nevada in the United States. These additional properties are currently being explored solely by the Company.

                                                   Investment
                                                    as of
                                                    December 31,
Property                  State       Status            1995
------------------------  --------   ------------- -------------

Goldstrike Area           Utah       Drilling       $358,000
                                     scheduled

Baggs Creek/ Hidden Hand  Montana    Has small        69,000
                                     resource

Hartville                 Wyoming    Assembling       14,000
                                     land package

Roundtop                  Alaska     Part of          45,000
                                     Illinois
                                     Creek

Jack Springs               Nevada    Has small res     -0-
                                     ource


    Mexico

    The Company is investigating several opportunities located primarily in the northern Mexican states of Sonora, Chihuahua and Coahuila. The more significant projects the Company is currently evaluating are described below.

    Amargosa

    This property is located approximately 95 kilometers southeast of Juarez in the state of Chihuahua. The property is accessible from Juarez on Highway 2, southeast for 90 kilometers to El Porvenir, then via poorly maintained dirt roads to the project. The Company controls by denouncement approximately 15,100 acres. The Company must meet certain minimum work requirements arising from Mexican mining law to maintain its rights to the properties. In addition, if the properties are placed into production, the Company will be obligated to pay net smelter return royalties varying from 2.75% to 3.25% on production from most of the properties.

    A significant amount of exploration was conducted on the Amargosa polymetallic massive sulfide targets in 1994. Results of this drilling at Amargosa were geologically interesting, but no significant economic widths were encountered, or continuity between holes demonstrated by the three holes drilled.

    A strong magnetic anomaly was partially defined at the edge of a ground geophysical survey. The anomaly is caused by a pyrrohite body. Massive sulfide mineralization is associated with and adjacent to the anomaly.

    Although this property continues to hold a great deal of geologic interest, no economic mineralization has yet been identified. Accordingly, management recorded an impairment loss of $1.0 million in 1995. As of August 31, 1996, the Company's remaining investment in this property was approximately $326,000.


    Boludo Goldfields

    Early in 1994, the Company acquired by lease and purchase option approximately 5,400 acres in the Boludo Goldfields placer district located approximately 121 kilometers southwest of Nogales in northwest Sonora. Access to the property is via paved highway and well maintained dirt road. During 1994, 328 backhoe pits were dug at Boludo by the Company to test for placer gold. In addition, several drill holes were put down in the hard rock targets. This drilling failed to identify significant mineralization. However the placer sampling identified a resource estimated to contain about 10.5 million cubic meters with an average grade of 0.015 ounces gold per cubic meter or about 159,000 ounces of contained gold. The original land package was trimmed back to this resource area to reduce holding costs. In 1995, the Company entered into an agreement with Resource Trend Pty Ltd, an Australian mining company, which firm has informed the Company that it intends to commence production in the near future. The Company retains a royalty interest on future production from the property. The Company's investment in this project was approximately $437,000 as of August 31, 1996.

    Noche Buena

    The Noche Buena Project was acquired by the Company in 1992.
The Company controls by denouncement of concessions, approximately 18,800 acres, subject only to Mexican mineral property fees and taxes.

    The property is located in northwestern Sonora approximately 45 kilometres northwest of the city of Caborca in the state of Sonora. Access from Caborca is via Highway 2 north for 60 kilometres then west via dirt roads for approximately 10 kilometres.

    The Company conducted exploration on the concessions in 1993 and 1994 outlining a drill indicated gold resource of 70,000 ounces, which is open in all directions. The project was joint ventured to Minera Kennecott, the Mexican entity of RTZ-CRA, on July 15, 1995, under terms whereby Kennecott can earn majority interest in the project by paying the Company $850,000 and spending $2,500,000 over a period of five years. Kennecott paid the Company $100,000 on July 15, 1996.
The Company has the option to participate in the joint venture at 35% or elect a 4 to 4.5% net smelter royalty depending on gold price.

    Kennecott has expanded on the drilling conducted by the Company as well as completed geochemical and geophysical surveys over the property. Based on the encouraging results of this work, it is expected that Kennecott will conduct additional drilling on this property. As of August 31, 1996 the Company's investment in Noche Buena was approximately $257,000.

    Samalayuca

    Samalayuca is located approximately 40 kilometers south of Juarez in the state of Chihuahua, and is accessed via Highway 45 to the town of Samalayuca then via dirt roads west a few kilometers to the property. The Company controls by lease agreement and denouncement approximately 19,000 acres. The lease, executed on August 12, 1992, provides for a twenty year term. If the exploration work is successful, the owners will be paid a 3% net smelter return royalty on base metals and a 4% net smelter return royalty on precious metals produced and sold from the property. The Company makes annual advance royalties of $25,000 and must meet certain minimum work requirements.

    The property is a sediment hosted, stratabound copper/silver property with primary chalcocite mineralization. In the past (pre
1975), local miners shipped copper bearing quartzite to the El Paso smelter as flux. These miners were paid for the copper content of this material which ranged from one to three percent. Mining ceased when copper prices fell in the mid 1970's.

    The Company has conducted short hole air track drilling as well as limited rotary and core drilling since acquisition of the property. Results of this work have been inconclusive due to structural complexity and associated oxidation and to depletion of copper values near the surface.

    During 1995, the property was joint ventured with a subsidiary of Phelps Dodge Corporation. Phelps Dodge has conducted geophysical surveys over the property and has recently commenced drilling. As of August 31, 1996, the Company had invested a total of $509,000 in the property.

    Sierra Mojada

    This property is located approximately 200 kilometers north of Torreon in the state of Coahuila. Access is via improved dirt road north from Torreon or by railroad from Monclova. The Company controls by denouncement approximately 11,800 acres in the district.

    Production from the district in the past has been significant, consisting of copper, zinc, lead and silver. The district was discovered in 1878 with most of the past production occurring between 1890 and 1945. Currently, oxide zinc is being mined by others in the district and shipped to a smelter in Monterey, Mexico.

    The exploration objective consists of defining new polymetalfic deposits similar to those previously exploited, as well as evaluating the remaining resource in the current mines.

    On July 26, 1996 the Company entered into a joint venture agreement with Metalline Mining Company to further explore and develop the property. The Company may elect to participate for a 35% working interest or receive a net smelter royalty after earn-in by Metalline. The Company's investment in this project was approximately $36,000 as of August 31, 1996.

    Other Mexican Mineral Properties

    The Company has additional mineral properties in Mexico as follows.

Property                  State      Status         Investment
                                                    as of August
                                                    31, 1996
-------------------      --------   --------------  ------------
Altar, Los Apaches        Sonora     Available for  $240,000
                                     lease
El Ocuca, Las Rastras,    Sonora     Under lease    $182,000
San Miguel


    Ecuador

    In 1995, the Company acquired all of the outstanding capital stock of Mega Minerals S.A., an Ecuadorian company. The assets of the company at the time of acquisition consisted of title to eight exploration concessions comprising approximately 80,600 acres and the right to acquire title to four additional exploration concessions comprising approximately 5,900 acres. The twelve concessions are located in the Nambija-Zamora gold belt of southern Ecuador. Initial exploration on these concessions has yielded encouraging results. Follow-up geological mapping and geochemical sampling of stream sediments anomalous in base and precious metals have identified a two kilometer by three kilometer zone of skarn type alteration with associated base metals and gold mineralization. An exploration program is being planned to further evaluate the discovery. The Company is seeking to interest other mining companies in participating in a joint venture. The Company's investment in Ecuador as of August 31, 1996 totaled $286,000.

    Chile

    In 1995, USMX acquired its first exploration project in Chile through its wholly-owned subsidiary, Compania Minera USMX de Chile. The Putu property is located approximately 160 miles southwest of Santiago, Chile near the coastal city of Constitution. Ten concessions totaling 7,410 acres were staked by USMX to cover the Putu Gold Mine, as well as several other small prospects. A magnetite rich, felsic volcanic, exhalite horizon was previously mined for gold at Putu by underground methods.

    The Company has conducted a ground magnetic geophysical program and soil geochemical survey over the immediate mine area. Regional exploration has identified other showings of the mineralized exhalite that upon weathering have generated placer gold deposits which have been mined by the local inhabitants.

    The Putu project is located in a forested area near sea level with very limited outcrop exposures, similar to the Pacific Northwest of the United States. Evaluation of the survey data shows a low level gold anomaly in soils over the immediate mine area as well as the edge of the survey. Additional geochemical sampling is planned to further delineate the anomaly. The Company's investment in Chile as of August 31, 1996, was approximately $41,000.


                             MANAGEMENT

    The directors and executive officers of the Company, their respective positions and ages, and the year in which each director was first elected, are set forth in the following table. Additional information concerning each of these individuals follows the table:

Name                  Age  Position with the Company        Direct
                                                            or
                                                            Since
Donald J. Bellum(1)   63   President                        1992
George J. Allen(3)    67   Director                         1990
Phillips S. Baker     36   Director                         1995
James P. Geyer        43   Director                         1996
Terry P.McNulty(2)    57   Director                         1990
Werner G.             41   Director                         1992
Nennecker(1)(3)
Gregory Pusey(1)(3)   44   Director                         1979
Robert Scullion(2)    56   Director                         1987
Paul L. Blair         54   Vice President-Operations for
                           Latin America
John R. Haigh         66   Vice President-Investor
                           Relations and Public Affairs
Dennis L. Lance       51   Vice President-Exploration
Donald E. Nilson      51   Vice President-Finance,
                           Secretary and Chief Financial
                           Officer
Thomas M. Smagala     45   Treasurer
Paul B. Valenti       46   Senior Vice President

(1) Members of the Executive Committee.
(2) Members of the Audit Committee.
(3) Members of the Compensation Committee.

    Donald P. Bellum became Chairman of the Board of Directors and Chief Executive Officer of the Company on May 1, 1996 and President on July 1, 1996. From 1991 to 1996 Mr. Bellum was an independent consultant in the mining industry. From 1987 to 1991 he was Executive Vice President of Cyprus Minerals Company and he served as President of Cyprus Coal Company from 1980 to 1987. Prior to joining Cyprus, he had 22 years experience with other mining companies, including Kennecott Copper Corporation.

    George J. Allen has served as President of Allen Engineering since 1983. From 1951 to 1983, he served in various positions with Kennecott Corporation, including Vice President and Director of
Tolling.

    Phillips S. Baker joined Pegasus Gold in January 1994 as Vice President, Finance and Chief Financial Officer. Prior to joining Pegasus, Mr. Baker worked seven years for Battle Mountain Gold Company, most recently as Treasurer. He also worked as an accountant for Arthur Andersen LLP. Mr. Baker is an Attorney, Certified Public Accountant and Certified Cash Manager.


    Terry P. McNulty, has served as President of T.P. McNulty &
Associates, a consulting firm, since 1988. From 1983 to 1988, he was President of Hazen Research, Inc.

    Werner G. Nennecker,  joined Pegasus Gold Inc. in
September 1992 as Senior Vice President and Chief Operating Officer. In November 1992, Mr. Nennecker assumed the position of President and Chief Executive Officer of Pegasus. Prior to joining Pegasus, Mr. Nennecker worked 15 years in the mining industry with Ranchers Exploration and Santa Fe Pacific Gold Corporation. Most recently, he held the positions of Executive Vice-President of Santa Fe Pacific Minerals Corporation and President of Santa Fe Pacific Gold Corporation. He has extensive experience in all aspects of the mining business. Mr. Nennecker is also a director of Pegasus Gold Inc., Zapopan NL, the Gold Institute, and the National Mining Hall of Fame.

    Gregory Pusey, served as the Company's Chief Financial
Officer from May 1989 until January 1990 and he also has served as the Secretary and Treasurer of the Company. Since 1983, Mr. Pusey has been engaged in private investment activities. He has served as President of Livingston Capital, Ltd. and President of the General Partner of Graystone Capital, Ltd, a venture capital firm. He is also President and a Director of Cambridge Holdings, Ltd. and a Director of Nutrition For Life International, Inc.
Mr. Pusey was a founder of the Company.

    James P. Geyer joined Pegasus Gold in 1987 and was appointed Vice President, Operations in October 1995. Prior to joining Pegasus, Mr. Geyer worked 13 years for ASARCO and AMAX in various operating and engineering positions. Mr. Geyer is a mining engineer from the Colorado School of Mines. Mr. Geyer is a Director of Wheaton River Minerals Ltd.

    Robert Scullion has been a partner in Scullion, Strasheim &
Company, a firm of Certified Public Accountants, since 1975. He is a Certified Public Accountant licensed in the United States as well as a Scottish Chartered Accountant.

    Paul L. Blair joined the Company in April 1995. Mr. Blair has 35 years experience in the mining industry. He served as President and General Manager of Golden Queen Mining Co., Inc. from December 1993 to April 1995. For the preceding seven years, Mr. Blair served as General Manager of Cactus Gold Mines Co.

    John R. Haigh has served as Vice President - Investor Relations and Public Affairs of the Company since June 1996. Mr. Haigh has 36 years experience in the mining industry and from July 1991 until June 1996 was manager of Investor Relations of the Company. Mr. Haigh is a degreed geologist and prior to June 1991 was the Chief Executive Officer and Director of a public gold and diamond mining company that he created in 1973.

    Dennis L. Lance has served as Vice President -- Exploration of the Company since May 1989. He also served as Secretary of the Company from January 1990 to December 1990. He has served as a geologist with the Company since June 1986. Prior thereto, he was an independent consulting geologist.

    Donald E. Nilson has served as Vice President -- Finance and
Secretary of the Company since his employment in October 1990. Mr. Nilson has been a Certified Public Accountant since 1968 and holds a graduate degree in Computer Information Systems.

    Thomas M. Smagala joined the Company in April, 1989 as Business Development Manager and was elected to Treasurer of the Company in July, 1993. Prior thereto, he was an independent consulting geological engineer.

    Paul B. Valenti joined the Company in May 1987 and was elected Vice President in August 1988. From November 1983 to May 1987, he served as the Metallurgy Manager for Silver King Mines.

                  BENEFICIAL OWNERS OF SECURITIES

    The following table summarizes certain information as of October 25, 1996 with respect to the ownership by each director, by all executive officers and directors as a group, and by each other person known by the Company to be the beneficial owner of more than 5% of the Common Stock:

                 Number of        Percent of
Name of          Shares           Class
Beneficial       Beneficially
Owner            Owned
                                  Prior to         After Offering
                                  Offering
Donald P.        25,000(1)        *                *
Bellum

George J. Allen  37,000(2)        *                *

Phillips S.      4,846,000(4)(7)  29.0%            22.8%
Baker

James P. Geyer   4,841,000(5)(7)  29.8             22.8

Terry P.         38,000(2)        *                *
McNulty

Werner G.        4,856,000(6)(7)  32.0             22.9
Nennecker

Gregory Pusey    302,274(4)       1.8              1.4

Robert Scullion  26,750(3)        *                *

All directors
and executive    5,703,457(7)(8)  34.5             26.5
officers as a
group

Pegasus Gold     4,826,000        29.8             22.8
Inc.
601 West First
Avenue
Suite 1500
Spokane, WA
99204

North Pacific    1,540,663        9.5              7.3
Mining
Corporation
2525 C Street
Anchorage,
Alaska  99503

* Represents less than 1% of the Common Stock outstanding.
(1) Includes 25,000 shares underlying currently exercisable options granted pursuant to the Company's Non-Discretionary Stock Option Plan or Non-Employee Directors. Does not include options to purchase 150,000 shares of Common Stock granted to Mr. Bellum in 1996, which are not currently exercisable.
(2) Includes 25,000 shares underlying currently exercisable options granted pursuant to the Company's Non-Discretionary Stock Option Plan For Non-Employee Directors.
(3) Includes 26,750 shares underlying currently exercisable options granted pursuant to the Company's Non-Discretionary Stock Option Plan for Non-Employee Directors.
(4) Includes 21,000 shares underlying currently exercisable options granted pursuant to the Company's Non-Discretionary Stock Option Plan For Non-Employee Directors.
(5) Includes 5,000 shares underlying currently exercisable options granted pursuant to the Company's Non-Discretionary Stock Option Plan for Non-Employee Directors.
(6) Includes 30,000 shares underlying currently exercisable options granted pursuant to the Company's Non-Discretionary Stock Option Plan for Non-Employee Directors.
(7) Messrs. Nennecker, Baker, and Geyer are officers and Mr. Nennecker is a director of Pegasus. As such, they can be considered to be beneficial owners of the 4,826,000 shares held of record by Pegasus. Accordingly, the figures opposite their names reflect the 4,826,000 shares owned by Pegasus.
(8) Includes currently exercisable options to purchase 347,750 shares.

                    DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital consists of 45,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, $.001 par value (the "Preferred Stock"). As of the date of this Prospectus, there were 16,184,182 shares of Common Stock outstanding.

    Dividends may be declared and paid from the Common Stock out of legally available surplus. Such dividends may be paid in cash, property or shares of Common Stock. The Board of Directors of the Company may set aside reserves out of funds available for dividends for any purpose the Board of Directors of the Company determines in the Company's best interest. At present, the Company is restricted pursuant to loan covenants in the payment of dividends. The Company has no present plans to pay dividends in the foreseeable future.

    Each Share of Common Stock is entitled to share equally in dividends from sources legally available therefore when, as, and if declared by the Board of Directors of the Company and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to the holders of the Common Stock. Each holder of Common Stock is entitled to one vote per share for all purposes.
The holders of Common Stock have no preemptive rights and there is no cumulative voting, redemption right or right of conversion with respect to the Common Stock.

    No shares of Preferred Stock have been issued. However, the Board of Directors of the Company has the right to fix the rights, privileges and preferences, including preference upon liquidation, of any class of Preferred Stock to be issued in the future out of authorized but unissued shares of Preferred Stock. The Board of Directors of the Company has the right to fix the rights, privileges and preferences, including preference upon liquidation, of any class of Preferred Stock to be issued in the future out of authorized but unissued shares of Preferred Stock. The Board of Directors of the Company may issue these shares after adopting and filing a certificate of designations with the Secretary of State of the State of Delaware.

    Certain Potential Anti-Takeover Effects.

    The Company currently has certain provisions in its Certificate of Incorporation and Bylaws which may be viewed as having "anti-takeover" affects. These provisions may make it more difficult and time-consuming to change majority control of the Company and of the Board of Directors of the Company and could reduce the vulnerability of the Company to an unsolicited offer to "take over" the Company. These measures could have an adverse impact on the market value of the Common Stock. Stockholders of the Company do not have cumulative voting rights in the election of directors. The Company currently has authorized but unissued shares of both Common Stock and Preferred Stock that could be issued in such a way as to have anti-takeover effects. The Board of Directors of the Company could create an issue of shares of Preferred Stock with such voting or conversion rights which would make divestment of the Company more difficult or costly.

    In addition, the Certificate of Incorporation and/or Bylaws may be deemed to have anti-takeover effects in that they provide for:
(i) the Board of Directors to be divided into three classes of directors, each with a term of three years, (ii) 66 2/3% shareholder vote to remove directors other than for cause, and (iii) a 66 2/3% stockholder vote to amend certain provisions of the Certificate of Incorporation and Bylaws.

                            UNDERWRITING


    Subject to the terms and conditions set forth in an underwriting
agreement dated        , 1996 (the "Underwriting Agreement") among
the Company, and Newcrest Capital Corp. as the Representative of the Underwriters named below(collectively, the "U.S.
Underwriters"), and Newcrest Capital Inc. (collectively, the "Canadian Underwriters"), as underwriters (collectively, the "Underwriters"), the Company has agreed to sell and the Underwriters have, subject to the conditions specified therein, agreed to purchase from the Company the number of shares of Common Stock set forth in the table below. The obligation of each Underwriter to purchase the shares of Common Stock set forth against its name in the table is joint with the obligation of its affiliate set forth in the table.

                                                         Number
              U.S. Underwriters                         of Shares

    Newcrest Capital Corp....................

    Cadandian Underwriters

    Newcrest Captial Inc.....................

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that they may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the shares of Common Stock offered hereby if any are purchased under the Underwriting Agreement.

    Under the Underwriting Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell such shares in Canada or to persons who are Canadian persons, and the Canadian Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell such shares in the United States or to persons who are U.S. persons. The foregoing limitations do not apply to stabilization transactions or to transaction between the U.S. Underwriters and the Canadian Underwriters. Subject to applicable law, the Underwriters may offer the Common Stock outside Canada and the United States.

    With respect to the offering in the United States, the U.S. Underwriters propose to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such public offering price
less concession not to exceed $           per share.  Such dealers
may reallow a concession not to exceed US $0.    per share to other
dealers. After the public offering, the public offering price and concessions and reallowances to dealers may be changed by the Underwriters.

    The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 750,000 additional shares of Common Stock at the initial price to public less the underwriting discount. The Underwriters may exercise such option solely to cover over-allotments, if any, on the sale of the Common Stock offered hereby.

    The Company has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including civil liabilities under the Canadian provincial securities legislation or the Securities Act of 1933
(United States), as amended, or will contribute to payments the Underwriters may be required to make in respect thereof.

    The Company has agreed with the Underwriters that it will not, for the period ending 180 days after the date of this Prospectus issue or sell any shares of Common Stock or any right to acquire shares of Common Stock, without the prior consent of Newcrest Capital Inc., except that the Company may grant options to purchase shares of Common stock pursuant to the Company's stock option plans and may issue shares of Common Stock pursuant to the exercise of options granted under the Company's stock option plans.

    In accordance with the policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase shares of Common Stock except in circumstances specifically permitted by such policy statements. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the shares of Common Stock. These exceptions include a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange relating to market stabilization and passive market-making activities. Subject to the forgoing, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market prices of the Common Stock at levels other than those which might otherwise prevail to the open market. Such transactions, if commenced, may be discontinued at any time.

    In connection with this offering, the Underwriters may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended. Passive market making consists of displaying bids on Nasdaq limited to the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                           LEGAL MATTERS

    The legality of the Common Stock being offered hereby is being passed upon for the Company by Bearman Talesnick & Clowdus
Professional Corporation. Attorneys employed by Bearman Talesnick & Clowdus Professional Corporation beneficially own approximately
27,000 shares of Common Stock.

                              EXPERTS

    The consolidated financial statements of USMX, INC. and subsidiaries as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1993, consolidated financial statements refers to a change in the method in accounting for taxes.



    The Company's Illinois Creek Project reserves have been reviewed by Roscoe Postle Associates Inc. and information regarding their Report has been included herein and in the Registration Statement in reliance upon their Report and upon the authority of such firm as experts in mining, geology and reserves determination.



USMX, INC. and Subsidiaries
Consolidated Statements of Financial Position

(Amounts in thousands US dollars)
                                                         August 31,             December 31,
                                                     ------------------    --------------------
                                                      1996        1995      1995         1994
                                                        (unaudited)
Assets
Current assets:
    Cash and cash equivalents                        $ 2,795     $ 6,727   $ 5,226      $12,014
    Restricted cash                                    4,500           -         -            -
    Deferred mining and processing costs                   -       2,722         -        2,344
    Consumable inventories                                 -          19         -           34
    Federal income taxes receivable                      497         647       381          274
    Other                                                641         193       227          257
                                                      ------      ------    ------       ------
      Total current assets                             8,433      10,308     5,834       14,923

Property, plant and equipment, at cost:
    Undeveloped mineral properties                     2,897       3,818     2,913        4,660
    Mineral properties under development              11,359       4,642     6,344        2,521
    Developed mineral properties                         921         921       921          921
    Construction in progress                          16,460           -         -            -
    Mine buildings and equipment                       3,039       2,432     2,451        2,417
    Vehicles, furniture and equipment                    740         680       662          691
                                                      ------      ------    ------       ------
                                                      35,416      12,493    13,291       11,210
    Less accumulated depreciation,
      depletion and amortization                      (3,540)     (3,439)   (3,475)      (3,418)
                                                      ------      ------    ------       ------
        Net property, plant and equipment             31,876       9,054     9,816        7,792
                                                      ------      ------    ------       ------

Restricted cash                                        4,380           -         -            -
Other assets                                           2,942       1,792     1,819        1,475
                                                      ------      ------    ------       ------
  Total assets                                       $47,631     $21,154   $17,469      $24,190
                                                     =======     =======   =======      =======

The accompanying notes are a part of these consolidated financial statements.

USMX, INC. and Subsidiaries
Consolidated Statements of Financial Position
(Concluded)

(Amounts in thousands US dollars)
                                                         August 31,             December 31,
                                                     ------------------    --------------------

                                                       1996        1995      1995         1994
                                                         (unaudited)
Liabilities and Stockholders' Equity
Current liabilities:
    Accounts payable                                 $ 1,919     $   324   $   312      $   197
    Accrued salaries                                      50          73        73           32
    Accrued reclamation                                  464         352       304          493
    Note payable                                       5,220           -         -            -
    Other accrued liabilities                             25         115        51           96
                                                      ------     -------   --------     -------
      Total current liabilities                        7,678         864       740          818

Long term liabilities:
    Estimated reclamation liability                      535         361       885          361
    Notes payable                                     21,233           -         -            -
                                                      ------     -------   --------     -------
      Total long term liabilities                     21,768         361       885          361

Commitments and contingencies (Note 10)

Stockholders' equity:
    Preferred stock, $.001 par value,
20,000,000 shares authorized, none issued                 -           -         -            -

    Common stock, $.001 par value, 45,000,000
      shares authorized, 14,644,000 shares
issued and outstanding as of December 31, 1995,
14,786,000 shares issued and outstanding
as of December 31, 1994, 16,184,000
shares issued and outstanding as of August 31,
1996, 14,644,000 shares issued and outstanding
      as of August 31, 1995                              16          15        15           15
      Additional paid-in capital                      19,581      15,810    15,583       15,860
      Treasury stock, at cost                              -       (227)        -          (16)
     Retained earnings (deficit)                      (1,412)      4,331      246         7,152
                                                      ------     -------   --------     -------
      Total stockholders' equity                      18,185      19,929    15,844       23,011
                                                      ------     -------   --------     -------
Total liabilities and stockholders'equity            $47,631     $21,154   $17,469      $24,190
                                                     =======     =======   ========     =======

The accompanying notes are a part of these consolidated financial statements.

USMX, INC. and Subsidiaries
Consolidated Statements of Operations

(Amounts in thousands US dollars , except per share data)

                                                       Eight Months Ended
                                                           August 31,              Year Ended December 31,
                                                       ------------------    -------------------------------
                                                       1996       1995       1995       1994       1993
                                                          (unaudited)
Sales of gold                                          $     -    $   778    $ 2,678   $13,615    $18,137

Costs applicable to sales:
  Cost of gold sold                                          -        649      2,890    11,203     16,226
  Mining taxes                                               -          6         14       106        149
  Production royalties                                       -        342        379       665        882
                                                        --------   -------    -------   ------     ------
                                                             -        997      3,283    11,974     17,257
                                                        --------   -------    -------   ------     ------
      Gross profit (loss)                                    -      (219)       (605)    1,641        880


General and administrative expenses                      2,152      1,639      2,548     2,185      2,048
Prospecting costs                                          484        579        684       739        667
Asset abandonments, write downs and impairments            242      1,529      4,431       261        938
                                                       --------   -------    -------   -------     ------
     Income (loss) from operations                     (2,878)    (3,966)    (8,268)   (1,544)    (2,773)


Other income (expense):
  Royalty income (received from related party)             360        480        720       720        720
  Interest income                                          135        417        525       518        321
  Other, net                                               598        (2)        (1)        13      5,074
                                                       --------   -------    -------   -------     ------
                                                         1,093        895      1,244     1,251      6,115

   Income (loss) before income taxes and cumulative
           effect of change in accounting principle    (1,785)    (3,071)    (7,024)     (293)      3,342
Income tax expense (benefit)                             (127)      (250)      (118)     (497)      1,472
                                                       --------   -------    -------   -------     ------
Income (loss) before cumulative effect of change in
                               accounting principle    (1,658)    (2,821)    (6,906)       204      1,870
      Cumulative effect on prior years of change in
              method of accounting for income taxes          -          -          -         -        732
                                                       --------   -------    -------   -------     ------
Net income (loss)                                     $(1,658)   $(2,821)   $(6,906)   $   204    $ 2,602
                                                      =========  ========   ========   =======    =======

Net income (loss) per common share:

 Net income (loss) before cumulative effect of
change in accounting principle and extraordinaryitem  $ (0.11)   $ (0.19)   $ (0.47)   $  0.01    $  0.12
  Cumulative effect of change in accounting
principle                                                   -          -          -         -        0.05
                                                       --------   -------    -------   -------     ------
Net income (loss) per common share                      $(0.11)  $ (0.19)   $ (0.47)   $  0.01    $  0.17
                                                       =========  ========   ========   =======    =======

      Weighted average common and common equivalent
                                 shares outstanding     14,920     14,776     14,755    14,860     15,714
                                                       =========  ========   ========   =======    =======

 The accompanying notes are a part of these consolidated financial statements.


USMX, INC. and Subsidiaries
Consolidated Statements of Cash Flows
(Amounts in thousands US dollars)
                                                                 Eight Months
                                                                    Ended
                                                                  August 31,                      Years Ended December 31,
                                                              --------------------        --------------------------------
                                                                 1996      1995             1995       1994         1993
                                                                  (unaudited)
Cash flows from operating activities:
  Cash from sales of precious metals                          $     -    $   778         $ 2,678      $13,615     $18,137
  Cash paid to suppliers and employees                         (2,657)    (3,237)         (4,831)     (12,279)    (19,156)
  Mining taxes paid                                                (3)        (6)            (14)        (106)       (149)
  Royalties paid in cash                                           (5)      (342)           (379)        (665)       (923)
  Royalties received                                              360        480             720          720         720
  Interest paid                                                     -          -               -            -           -
  Interest received                                               135        417             525          518         321
  Other income, net                                               598         (4)             (1)          13          76
  Income taxes paid, net of refunds received                       11       (122)             11        1,311      (2,352)
                                                                -------    -------        --------      -------     -------
 Net cash provided by (used in) operating activities           (1,561)    (2,036)         (1,291)       3,127      (3,326)

Cash flows from investing activities:
  Additions to property, plant and equipment                   (18,391)    (3,393)         (5,674)      (4,221)     (4,311)
  Proceeds from sales of property and equipment                      -        415             449          380      20,111
  Investment in restricted cash accounts                        (8,880)         -               -            -           -
  Investment in surety certificates of deposit                  (1,380)         -               -         (171)     (1,362)
  Acquisition of Goldstrike property                                 -          -               -            -        (708)
  Proceeds from sale of stock held for investment                1,281        -                 -           -            -
  Other, net                                                         -       (279)              -           80           -
                                                                --------    -------         -------      -------     -------
 Net cash provided by (used in) investing activities           (27,370)    (3,257)         (5,225)      (3,932)      13,730

Cash flows from financing activities:
  Proceeds from issuance of common stock                             -          6               6          314         944
  Repurchase of common stock                                         -          -            (278)      (3,215)          -
  Proceeds of notes payable                                     26,500          -               -            -           -
                                                                --------    -------         -------      -------     -------
 Net cash provided by (used in) financing activities            26,500          6            (272)      (2,901)         944
Net increase (decrease) in cash and cash equivalents            (2,431)    (5,287)         (6,788)      (3,706)      11,348
Cash and cash equivalents at beginning of year.                  5,226     12,014          12,014       15,720        4,372
                                                                --------   --------        --------     --------     -------
Cash and cash equivalents at end of period                     $ 2,795    $ 6,727         $ 5,226      $12,014       $15,720

Supplemental Disclosure of Noncash
Investing and Financing Activities
Effective July 11, 1996, the Company issued
1,540,663 shares of the Company's
common stock to North Pacific Mining
Corporation ("NPMC") to acquire
leasehold and other property interests in the Illinois Creek Project in Alaska.
The shares had an average market value of $4 million as provided in the agreement.

Assets acquired                                                 $ 4,000
Market value of common stock issued                               4,000
                                                                 -------
Cash paid                                                       $     -

The Company received $400,000 and $380,000 cash, plus 184,438 and
168,273
shares of Alta Gold Co. common stock, in 1995 and 1994 respectivly, as payment
for purchase of the Company's interest in the Kinsley Mountain
Property.
Payment received                                                                          $   560      $   540
Discounted market value of common stock received                                              160          160
                                                                                            --------     --------
Cash received (included in proceeds from sale of property and
equipment above)                                                                          $   400      $   380

The accompanying notes are a part of these consolidated financial statements.

USMX, INC. and Subsidiaries
Consolidated Statements of Cash Flows
(Concluded)
(Amounts in thousands US dollars)
                                                                      Eight Months
                                                                         Ended
                                                                        August 31,                    Years Ended  December 31,
                                                                     -------------------        -----------------------------------
                                                                       1996      1995              1995       1994         1993
                                                                        (unaudited)
Reconciliation of Net Income to Net Cash
Provided by Operating Activities
  Net income (loss)                                                  $(1,658)   $(2,821)        $(6,906)     $   204     $ 2,602
  Adjustments to reconcile net income (loss)
    to net cash provided by (used in) operating activities:
      Depreciation, depletion and amortization charged to costs
       and expenses                                                       65         90             134        1,484       1,684
      Cost of mineral properties abandoned                               264      1,476           2,928          261         541
      Gain on property disposals                                           -         (4)              -            -      (4,998)
      Other, net                                                           -          -             (15)          14          50
      Changes in operating assets and liabilities:
        (Increase) decrease in deferred mining and processing costs        -       (450)          2,344        1,647      (2,356)
        Decrease (increase) in consumable inventories                      -         15              34           27         (30)
        Depreciation, depletion and amortization
          included in ending inventories                                   -         71               -          619         750
        (Increase) decrease in federal income taxes receivable          (116)      (373)           (107)         744      (1,018)
        Increase (decrease) in accounts payable                        1,608        128             116       (1,044)        221
        Increase (decrease) in accrued salaries                          (23)        41              41         (153)        (33)
        Decrease in federal income taxes payable                           -          -               -            -        (615)
        Increase (decrease) in other accrued liabilities                 (73)        20             (45)         (35)         32
        Decrease in royalties payable                                      -          -               -            -         (41)
        Increase (decrease) in accrued and estimated reclamation        (190)      (141)            335         (874)       (326)
        Decrease in deferred income taxes                                  -          -               -            -         (92)
        Other changes in assets and liabilities, net                  (1,438)       (88)           (150)         233         303
                                                                     --------   --------        --------     --------    --------
           Net cash provided by (used in) operating activities       $(1,561)   $(2,036)        $(1,291)     $ 3,127     $(3,326)
                                                                     ========   ========        ========     ========    ========

The accompanying notes are a part of these consolidated financial statements.

USMX, INC. and Subsidiaries
Consolidated Statements of
Stockholders' Equity
(Amounts in thousands US dollars except shares)

                                              Common Stock
                                       --------------------------
                                        Number of                      Additional        Treasury        Earnings
                                         Shares         Amount      Paid-in Capital       Stock          (Deficit)
                                       -----------     ----------   ----------------     ----------    ------------
Balance at December 31, 1992            14,962,000             15            17,566              0           4,346

Shares issued as compensation               28,000              -                50              -               -
Exercise of stock options                  638,000              1             1,156              -               -
Previously issued shares submitted in            -              -                 -          (213)               -
partial payment for options exercised
Treasury stock retired                    (39,000)              -             (213)            213               -
Net income                                       -              -                 -              -           2,602
                                        ----------     ----------   ---------------      ----------     -----------
Balance at December 31, 1993            15,589,000             16            18,559              -           6,948

Shares issued as compensation                2,000              -                 7              -               -
Exercise of stock options                  198,000              -               314              -               -
Previously issued shares submitted in            -              -                14           (14)               -
partial payment for options exercised
Repurchase of common stock                       -              -                 -        (3,215)               -
Treasury stock retired                 (1,003,000)            (1)           (3,213)          3,213               -
Income tax benefit arising from the              -              -               179              -               -
disqualifying disposition of
incentive stock options
Net income                                       -              -                 -              -             204
                                        ----------     ----------   ---------------      ----------     -----------
Balance at December 31, 1994            14,786,000             15            15,860           (16)           7,152

Shares issued as compensation                3,000              -                11              -               -
Exercise of stock options                    3,000              -                 6              -               -
Repurchase of common stock                       -              -                 -          (278)               -
Treasury stock retired                   (148,000)              -             (294)            294               -
Net loss                                         -              -                 -              -          (6,906)
                                        ----------     ----------   ---------------      ----------     -----------
Balance at December 31, 1995            14,644,000     $       15    $       15,583     $        -       $     246

(unaudited)
Shares issued for acquisition of
assets                                   1,540,000              -             3,998              -               -
Net loss                                         -              -                 -              -          (1,658)
                                        ----------     ----------   ---------------      ----------     -----------
Balance at August 31, 1996              16,184,000     $       15    $       19,581     $        -       $  (1,412)
                                        ==========     ==========   ===============     ===========   =============

 The accompanying notes are a part ofthese consolidated financial statements.

USMX, INC. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. - The Company

     USMX, INC. (the "Company") is a Delaware corporation which engages in the exploration for, and development and operation of precious metal properties. The Company also evaluates base metal and non-metallic situations. The Company conducts its operations directly and through various operating subsidiaries. All references herein to the Company include all subsidiaries of USMX, INC.

Note 2. - Summary of Significant Accounting Policies
Consolidation and basis of presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned and majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Management makes various estimates and assumptions in determining the reported amounts of assets, liabilities revenues and expenses, and in the disclosure of commitments and contingencies. These estimates and assumptions will change with the passage of time and the occurrence of future events, and actual results may differ from the estimates.

     The accompanying interim consolidated financial statements for the eight months ended August 31, 1996 and 1995, are unaudited, but in the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of the results for the interim periods presented have been included. Operating results for the eight month periods ended August 31, 1996 and 1995, are not necessarily indicative of the results which may be expected for the year ending December 31, 1996.

Cash and Cash Equivalents

     The Company considers cash in banks and all highly liquid investments, purchased with a maturity of three months or less, to be cash equivalents.

Production Costs

     Production costs incurred are charged to Deferred mining and processing costs as incurred. Cost of gold sold is based on the currently estimated life of mine average cost. The amount carried in the Company's balance sheet for Deferred mining and processing costs is the lower of the difference between production costs incurred to date and the amount charged to Cost of gold sold to date or net realizable value.

Mineral Properties

     The Company's policy is to charge to operations, costs associated with identifying prospective mineral properties and to capitalize the costs of acquiring, exploring and developing unproven mineral properties. For properties subsequently placed into production, the applicable capitalized costs are amortized using the units-of-production method, based on the ratio of tons of ore mined or processed during the year to the estimated total proven and probable ore reserves of the project.

     Capitalized costs related to sold or abandoned properties are charged against operations at the time the property is sold or abandoned. Proceeds from rentals and option fees relating to undeveloped mineral properties in which the Company has an economic interest are credited against capitalized property costs and no gain is recognized until all costs have been fully recovered.

Note 2. - Summary of Significant Accounting Policies
(continued)

     The Company periodically reviews the carrying value of its properties by comparing the net book value of each property to the estimated undiscounted future cash flow from the property. If the net book value exceeds the undiscounted future cash flow, an impairment is recorded. Changes in estimates and assumptions that underly management's estimate of future cash flow from the Company's mineral properties can materially impact future carrying values and operating results.

Depreciation and Amortization

     Mine buildings and equipment are depreciated using the units-of-production method based on the ratio of tons of ore mined or ounces of gold produced during the period to the estimated total proven and probable reserves of the related property. Vehicles, furniture and office equipment are depreciated using the straight-line and the declining balance methods over estimated useful lives of two to five years. The cost of normal repairs and maintenance is charged to operations as incurred. Significant expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. Upon retirement or disposition of property and equipment, related gains or losses are recorded in operations.

Reclamation Costs

     The Company records a liability for the estimated cost to reclaim mined land by recording charges to production costs for each ton of ore mined. The amount charged is based on management's estimate of reclamation costs to be incurred. The estimate is based on the work which is to be performed as set forth in the reclamation plan approved by the agencies responsible for granting the related mining permits. The accrued reclamation liability is reduced as reclamation expenditures are made. Certain reclamation work is performed concurrently with mining. However, the majority of reclamation expenditures is made after mining operations cease.

Revenue Recognition and Hedging Transactions

     The Company recognizes revenue as precious metals are sold. In order to protect against the impact of falling gold prices, the Company enters into hedging transactions, the goal of which is to provide a minimum price for future production, and allow the Company to take advantage of short term increases in the gold price. Hedging transactions include spot deferred and forward sales contracts and option contracts. Contracted prices on spot deferred and forward sales and options are recognized in gold sales as production is delivered to meet the commitment.

Income Taxes

     Prior to January 1, 1993, deferred income taxes were provided for timing differences arising from recording revenue and expenses in different periods for federal income tax and financial reporting purposes using the deferral method. Effective January 1, 1993, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

By-product Revenues

     Revenues from sales of by-products (principally silver) are treated as a reduction of the cost of sales.

Note 2. - Summary of Significant Accounting Policies
(concluded)

Net Income (loss) per Common Share

     Net income (loss) per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year, unless they are anti-dilutive.

Reclassifications

     Certain amounts in the accompanying consolidated financial statements for the years ended December 31, 1995, 1994, and 1993, and the eight months ended August 31, 1995 have been reclassified to conform to the classifications used at August 31, 1996.

Concentrations of Credit Risk

     Future profitability is dependent upon completion of construction of the Illinois Creek Mine within the period and cost currently forecast and the Company's ability to produce gold from the Illinois Creek Mine in quantities and at costs consistent with those projected by the Company. Future profitability is also dependent on the Company's ability to locate, acquire, finance, construct and operate additional mines at a cost that is less than the prevailing price of the commodity being mined, of which there can be no assurance.

Note 3. - Deferred mining and processing costs

     Deferred mining and processing costs in the accompanying consolidated statements of financial position represent mining, crushing, pad loading and processing costs associated with ounces of gold in various stages of production as follows:


                               Inventoried Ounces of Gold at
                          ---------------------------------------
                              August 31,            December 31,
                          1996         1995         1995       1994
                         ------       -------      -------    -------
Gold bullion and dore      -           6,000         -          1,200
Gold in process            -             900         -          9,100
Gold in crusher
stockpile                  -             -           -            -
                         -------      -------       ----       -------
Total estimated ounces
in process                 -           6,900         -          10,300
                         =======      =======      ======      =======



     During 1995 the Company recorded an impairment related to Deferred mining and processing costs of $1,620,000 (see
Note 7.)

Note 4. - Undeveloped Mineral Properties

     The Company views exploration as an important means of growth, and it typically actively explores several projects annually. Deferred exploration costs at December 31, 1995 and 1994, and August 31, 1996 and 1995 associated with undeveloped mineral properties in various countries were as follows:


                         Deferred Exploration Costs in Undeveloped Mineral
                                            Properties
                      ---------------------------------------------------------
                               August 31,                   December 31,
                      ---------------------------    --------------------------
                          1996           1995           1995           1994
                      -----------   -------------    ----------      ----------
  United States      $    538,000   $ 886,000           $ 584        $2,000,000

  Mexico                2,032,000      2,932,000      2,081,000       2,660,000
  Chile                    41,000         -              18,000          -
  Ecuador                 286,000         -             230,000           -
                      -----------    -----------     ----------      ----------
  Total               $ 2,897,000    $ 3,818,000    $ 2,913,000      $4,660,000
                      ===========    ===========    ===========      ==========


Note 5. - Mineral Properties Under Development

     At December 31, 1995 and 1994, and August 31, 1996 and
1995 the Company had two mineral properties in various stages of feasibility and development as follows:

                            Mineral Properties Under Development

                            August 31,                   December 31,
                    ---------------------------    ---------------------------
                       1996            1995            1995           1994
                   ------------    ------------    -----------     -----------
 Illinois Creek,
 Alaska            $  8,360,000    $  2,720,000    $ 4,037,000       $ 955,000

 Thunder
 Mountain, Idaho      2,999,000       1,922,000      2,307,000       1,566,000
                    -----------    ------------    -----------     -----------
 Total              $11,359,000     $ 4,642,000    $ 6,344,000     $ 2,521,000
                    ===========    ============    ===========     ===========



Illinois Creek, Alaska

     The Illinois Creek Project is a moderate grade, near surface gold-silver deposit. It consists of two State of Alaska Mining Leases, covering 62,480 acres. The project is located in the western interior of Alaska approximately 57 miles southwest of Galena and 320 miles northwest of Anchorage. The exploration and feasibility phases were completed in 1995. Site development and construction commenced in May 1996, with anticipated completion scheduled for late October 1996.

     Pursuant to an agreement (the "Agreement") with North Pacific Mining Corporation ("NPMC"), the owner of the underlying leases, the Company made initial payments to NPMC of $100,000 in 1994 to evaluate the Illinois Creek property. The Company was required to make an additional payment to NPMC of $4 million in cash or common stock of the Company in exchange for title to the underlying leases. The Company chose to make the payment in stock and effective July 11, 1996, 1,540,663 shares of the Company's common stock were issued to NPMC. The number of shares of common stock issued to NPMC was based on a 30-day average of the price of the Company's stock on The Nasdaq Stock Market equal to $4 million. As a result of this transaction, NPMC owns approximately 9.5% of the Company's issued and outstanding common stock. In addition to these payments, NPMC will receive a 5% net returns royalty.

     Also, if the Company delineates the existence of additional ore reserves on the lease known as the Illinois
Creek Upland Mining Lease, which increases the total proven ore reserves to at least one million ounces of equivalent gold ore reserves beyond the mineralization stated in the Company's February 1996 feasibility report, then NPMC will have the right to elect to participate in subsequent mining operations with respect to those additional reserves for a 25% working interest by reimbursing the Company 120% of NPMC's 25% share of exploration, development and capital costs incurred by the Company subsequent to February 1996 which are directly related to the delineation and/or production of the additional reserves.

     Pursuant to the Agreement, the Company has until December 16, 1997, to achieve Commercial Production (as defined) from the property. This period may be extended at the option of the Company for two additional one year periods upon payment by the Company of substantial advance royalties for each one year extension. The Agreement terminates on December 16, 1999, if the Company has not achieved Commercial Production from the property by that date.

Thunder Mountain, Idaho

     The Company proposes to conduct gold and silver mining activities at the Dewey Mine in the Thunder Mountain Mining
District in eastern Valley County, Idaho, approximately 100 miles northeast of Boise, Idaho. The proposed Dewey mining operations are part of the Thunder Mountain Project and consist of the development of a gold and silver ore deposit located on patented mining claims administered by the Idaho
Department of Lands.

     Effective July 9, 1993, the Company entered into an
Exploration and Option to Purchase Agreement ("Agreement") with Dewey Mining Company, Thunder Mountain Gold, Inc. and two individuals (the foregoing companies and individuals described below collectively as "Owners"). The Owners control approximately 5,500 acres in the Thunder Mountain
Mining District consisting of both patented and unpatented mining claims. Pursuant to the terms of the Agreement, the Company was granted the sole and exclusive right to explore for and develop minerals on the property in exchange for advance royalty payments totaling $100,000. In addition, the Company committed to spend, and did spend, a minimum of $500,000 evaluating the property prior to April 1, 1995.

     The Agreement requires that, before the Company can put the property into commercial production, it must prepare and deliver to the Owners a feasibility study regarding the project. In 1995 and 1996, the Company extended the term of the agreement through April 30, 1997, by making additional advance royalty payments in the aggregate amount of $350,000. The Agreement further provides the Company with the option for a final extension until April 30, 1998, in exchange for an additional advance royalty payment of $250,000. The advance royalty payments made may be recovered by the Company for seven years after payment should the Owners elect to receive royalties under options (a) or (c) below. The Agreement terminates if the Company fails to deliver a feasibility study to the Owners by the end of the last year's extension under the Agreement or if the Company exercises its right to terminate the Agreement at any time.

     Within 90 days after the Company provides the Owners with a feasibility study, the Owners may elect to (a) participate in subsequent efforts to the extent of a 30% working interest, plus receive a 1.5% royalty, or (b) receive a 30% net profits interest, or (c) receive a 5% net returns royalty from production. If the Owners elect to receive a 5% net returns royalty, the Company will be obligated to make advance royalty payments of: (I) $200,000 within thirty days after commencement of Commercial
Production (as defined in the Agreement), and $250,000 each year thereafter. If the Owners fail to notify the Company of their election prior to the end of the 90 day election period they will be deemed to have made an election to receive a 5% net returns royalty.

Note 5. - Mineral Properties Under Development (Concluded)

     The Agreement provides that, once the Owners have made their election, the Company shall have one year within which to achieve Commercial Production. If the Company fails to achieve Commercial Production within one year, the Company must either re-convey the property to the Owners or extend by one year the time period within which Commercial Production must commence by paying an advance royalty of $200,000 to the Owners. If Commercial Production has not begun by the end of the extension period, the Company may obtain one final extension of one year within which to achieve Commercial Production by paying the Owners an additional advance royalty of $250,000.

     In addition to the advance royalty payments and the work commitments outlined above, the Company is obligated to pay all fees necessary to maintain the unpatented mining claims through August 31 of the calendar year in which the extension year expires.

Note 6. - Developed Mineral Properties

     The Company's investment in developed mining properties at December 31, 1995 and 1994, and August 31, 1996 and 1995 is as follows:


                                    Developed Mineral Properties

                              August 31,                    December 31,
                     ----------------------------     ----------------------
                         1996            1995           1995           1994
                    -----------      ------------     ---------     --------
 Goldstrike Mine    $   365,000      $   365,000      $ 365,000     $365,000

 Montana Tunnels        556,000          556,000        556,000      556,000
                    -----------      ------------     ---------     --------
 Total              $   921,000      $   921,000      $ 921,000     $921,000
                    ===========      ============      ========     ========

Goldstrike Mine

     Effective November 1, 1992, the Company acquired from Tenneco Corporation (Tenneco), the stock of Tenneco Minerals Company-Utah (TMC-Utah), owner and operator of the Goldstrike Mine located approximately 35 miles northwest of St. George, Utah. Soon after the acquisition, the name of this wholly owned subsidiary was changed to USMX of Utah, Inc. Gold production from the Goldstrike Mine since November 1, 1992, has been 77,182 ounces, including 6,266 ounces of gold produced in 1995.

     Mining operations at the Goldstrike Mine were completed in October 1994. Leaching was completed in December 1995. All disturbed areas at the Goldstrike Mine were reclaimed during 1995 except for the heaps and the plant site. Reclamation of one of the two heaps was begun near the end of 1995. Rinsing of the second heap commenced in January 1996 and is expected to continue into 1997. Once rinsing of the second heap is complete, the heap will be re-contoured, covered with topsoil and seeded with various native plant species. In addition, the process plant will be dismantled and the plant site reclaimed.

Note 6. - Developed Mineral Properties (Concluded)

Montana Tunnels

     The Company owns a net profits interest in this property and, accordingly, the carrying value has been classified as a producing mineral property in the Company's consolidated statements of financial position (see Note 13.). In June 1996, the Company and Pegasus Gold Inc. ("Pegasus") agreed to the sale of the Company's interest in the Montana Tunnels property to Pegasus for $4,500,000. The proceeds of the sale are included in notes payable in the accompanying Consolidated Statements of Financial Position, pending definitive documentation and approval of the Company's stockholders (see Note 8.).

Note 7. - Asset abandonments, write downs and impairments

Goldstrike Mine

     Gold production at the Company's Goldstrike Mine in Utah declined sharply in August and September, 1995. This decline in gold recovery triggered a reevaluation of the estimated remaining recoverable gold ounces in the heaps.
It was determined that it was no longer economically feasible to add cyanide to the system and the rinsing of the heaps commenced in October 1995. As a result, the carrying value of Deferred mining and processing costs was reduced to the fair market value of the remaining gold bullion and dore at the refinery and the Company recorded an impairment loss of $1,620,000.

Cala Abajo

     In October 1992, the government of Puerto Rico granted an Exclusive Exploration Permit covering the Cala Abajo copper-gold deposit to the Company's majority owned subsidiary, Southern Gold Resources (USA), Inc. (Southern
Gold). In June 1995, the Commonwealth of Puerto Rico adopted legislation which amended the island's mining law to prohibit future mining of metallic deposits by open pit methods. Although the Company is considering various strategies and responses, the effect of the mining law, as currently amended, is to render the Company's plan for development of the Cala Abajo deposit uneconomic. As a result, the Company reduced the carrying value of the property to zero and recorded an impairment loss of $1,039,000 during 1995.

Amargosa

     During 1995 the Company wrote down the carrying value of the Amargosa property by $1,000,000 to $315,000.
Although the property remains geologically promising, to date, no significant economic mineralization has been encountered. The Company anticipates further exploration of the Amargosa property, possibly in joint venture with another mining company.

Note 8. - Long Term Debt


                                       Long Term Debt

                              August 31,              December 31,
                        ------------------------    -------------------
                           1996           1995        1995       1994
                        ------------    --------    --------    -------
Note payable
  affiliate              $4,500,000      $   -       $   -       $   -
     Less:
 current portion          (720,000)
      Payment              (47,000)
 Financing facility     22,000,000
     Less:
 current portion        (4,500,000)         -           -           -
                       -------------    --------   ---------    -------
 Total long term debt  $21,233,000      $   -      $    -       $   -
                       ============     ========   =========    =======


Note Payable Affiliate

     During the second quarter of 1996 the Company arranged for a $4.5 million, 8.75% fixed rate loan from Pegasus, which owns approximately 29.8% of the Company's common stock. The loan is repayable over a 50 month period beginning June 1, 1996. The loan is collateralized by the Company's royalty interest in Montana Tunnels. In lieu of loan payments by the Company, Pegasus will retain the $60,000 per month Montana Tunnels royalty payments that it would otherwise make to the Company.

     During the second quarter of 1996 the Company also agreed with Pegasus to sell its net profits royalty interest in the Montana Tunnels Mine to Pegasus for $4,500,000. Pegasus is the owner and operator of the Montana Tunnels Mine. The net profits royalty interest entitles the Company to the greater of a 5% net profits royalty interest or minimum advance royalties of $60,000 per month until certain construction, land acquisition, associated financing and other costs have been recovered by Pegasus ("Payback"), and a 50% net profits royalty interest thereafter. Based on information provided by Pegasus, the Company estimates that, as of December 31, 1995, the remaining recoverable costs to attain Payback were approximately $26,539,000. It is unclear whether Payback will ever be achieved. Payback is dependent upon several factors, including future metal prices, production rates, and the life of the Montana Tunnels Mine. Based on Pegasus' published reserves, the expected mine life is in the range of 3 to 4 years. Since inception of the contract, the Company has only received the monthly minimum advance royalties.

     Loan proceeds received by the Company from Pegasus will be credited against the sales price at closing and the loan will be extinguished. Closing of the transaction is subject to completion of definitive documentation and approval of the Company's stockholders. Because use of working capital will not be required to extinguish this loan, the long-term portion of the loan has not been classified as a current liability in the accompanying condensed consolidated statements of financial position as of August 31, 1996.

Financing Facility

     On July 11, 1996 the Company closed a $22 million financing facility with N M Rothschild & Sons Limited
("Rothschild"). The facility comprises a $19.5 million project loan and a $2.5 million convertible loan. Proceeds of the facility will be used to partially fund the development of the Company's Illinois Creek Mine in Alaska.
Total capital costs of the Illinois Creek Project are estimated to be $36.9 million. At August 31, 1996, the Company has drawn down the full $22.0 million facility.

     The $19.5 million project loan will bear interest, payable quarterly, at 2.25% above the LIBOR until certain tests related to project operations have been completed to the satisfaction of the lender and 1.875% thereafter for the remainder of the approximate four-year term of the loan. Principal payments will be made in 7 amortized installments on September 30 and December 31 of each year, commencing September 30, 1997. The Company will be a guarantor of the $19.5 million loan (which will remain secured by the Illinois Creek Project assets) until it has been demonstrated that the Illinois Creek Project is operating in a manner satisfactory to Rothschild and that no defaults are outstanding. There can be no assurance when, or if, this will occur, and the Company could have a substantial debt burden without other resources to make repayment. In addition, the Company will be a continuing guarantor of the covenant to comply with environmental laws.

Note 8. - Long Term Debt (Concluded)

The $2.5 million convertible loan will bear interest at 2% above LIBOR and will be payable no less frequently than semi-annually. The note may be converted into Common Stock at the conversion price of $3.40 per share at the option of the lender at any time during the approximate four-year term of the note. The Company may also require conversion if the note is not in default and the daily closing price of the Common Stock exceeds $4.75 for 30 consecutive trading days. A total of 735,294 shares of Common Stock (subject to adjustment for certain events) will be reserved for issuance by the Company upon conversion of the $2.5 million loan.
The convertible loan is due September 30, 2000.

The loan agreements include several financial and other covenants, including the maintenance of certain operating and financial ratios, limitations on or prohibitions of dividends, indebtedness, liens, investments, mergers, changes in capital structure and certain other items (see
Note 17.). Such restrictions could affect the Company's operations and future plans.
Revolving Credit Facility

     In order to provide a source of short-term financing, the Company entered into a revolving credit agreement
("Agreement") with The Colorado National Bank of Denver
("Bank") effective as of June 24, 1992. Under the terms of the Agreement, the Company may borrow up to $3 million at the Bank's prime rate plus three quarters of a percent.

     At December 31, 1995, 1994 and 1993, respectivly,
$1,051,000, $1,251,000 and $1,251,000 of this facility was
being used to secure letters of credit provided by the Company as reclamation surety in connection with the Goldstrike Mine in Washington County, Utah. The balance of the facility was unused. The Agreement was terminated June
17, 1996.

Note 9. - Sales of Property and Equipment

Kinsley Mountain

     In April 1994, the Company sold its interest in the Kinsley Mountain Project in Elko County Nevada to Alta Gold Co. ("Alta"). In April 1995, the Company received a final cash payment of $400,000 and Alta restricted common stock with a market value of $200,000 based on the average closing price of the stock over the 30 trading days prior to issuance. The payment was in addition to cash of $400,000 and Alta restricted common stock with a market value of $200,000 previously received. The cash proceeds and discounted value of the stock received were recorded as a reduction to the carrying value of the property on the Company's books. During 1995, the carrying value of the property was reduced to zero and a $1,000 loss was recorded. During 1996 all of the Alta common stock was sold for a total of $1,281,000 and a gain of $961,000 was recorded. The gain is included in other net income in the accompanying consolidated statements of operations.

Alligator Ridge

     In 1993, the Company sold all of its unpatented mining claims, mill sites, fee lands, mineral leases, easements and other interests in real property owned by it in the area known as Alligator Ridge in White Pine County, Nevada, along with all related equipment, machinery, goods, supplies and other personal property used by the Company. The assets were sold to the same buyer in two separate transactions for a total of $20 million in cash plus assumption by the buyer of all obligations and liabilities associated with or arising out of the operation of the assets, including all reclamation liabilities. The accompanying consolidated statements of operations include the results of operations of the assets sold through August 27, 1993, the date of closing, and a gain from this sales of approximately $5.0 which is included in other net income.

Note 10. - Stock Options

     The Company has two stock option plans, the ("1987
Plan") and the Non-discretionary Plan for Non-Employee
Directors ("Directors' Plan"), which cover a total of 1,700,000 shares of common stock available for grant to employees and directors of the Company.

     Under the 1987 Plan, the Company may grant incentive stock options as well as non-incentive stock options. Incentive stock options granted under the 1987 Plan are exercisable at prices equal to the market value of the common stock at the date of grant. The option prices of non-incentive stock options granted under the 1987 Plan may be less than the market value of the common shares as of the grant date. Options expire at such time as the Option Committee of the Board of Directors determines, but no later than ten years from the grant date.

     The Directors Plan was established in 1992 to afford non-employee directors an opportunity for investment in the Company and the incentive advantages inherent in stock ownership of the Company. Options granted under the Directors' Plan are exercisable at prices equal to the market value of the common stock at the date of grant and are exercisable in full on the date of grant.

     Shares acquired pursuant to the Directors' Plan may not be sold, transferred or otherwise disposed of for a period of at least six months following the date of grant. Under the terms of the Directors' Plan, the directors who elected to participate were each issued options to purchase 10,000 shares of the Company's common stock upon adoption of the plan. Thereafter, each non-employee director who elects to participate is automatically granted an option to purchase 10,000 shares of the Company's common stock upon joining the Board. In addition, on October 1 of each year each participant is automatically granted an option to purchase an additional 5,000 shares. Options granted under the Directors' Plan expire ten years from the date of grant except that an option will expire, if not exercised, ninety days after the optionee ceases to be a director of the Company.

Note 10. - Stock Options (Concluded)

     Changes in stock options for the years ended December
31, 1993, 1994 and 1995, are as follows:

                                                             Option Price Per
                                             Shares                 Share
                                           -----------       ----------------
     Outstanding  at  December  31,1992     1,073,200            $1.13-4.75
     Exercised                               (630,150)            1.44-4.75
     Granted                                  314,500             3.06-5.50
                                            ----------       ----------------

     Outstanding  at  December  31,1993       757,550            $1.13-5.50
     Exercised                               (198,300)            1.13-3.06
     Expired or canceled                      (39,000)            3.06-5.50
     Granted                                  275,000             2.69-4.13
                                            ----------       ----------------

     Outstanding  at  December  31,1994       795,250            $1.16-5.50
     Exercised                                 (3,000)                2.06
     Expired or canceled                     (791,750) (1)        1.16-5.50
     Granted                                1,137,250  (1)        1.16-5.50
                                            ----------       ----------------

     Outstanding  at  December  31, 1995    1,137,750  (2)       $1.16-5.50


    (1) During 1995, option terms to acquire 724,750 shares were extended to ten years from the original date of grant. For accounting purposes the extension was treated as the cancellation of the existing options and the granting of new options.

    (2) Of the options outstanding at December 31, 1995, options to acquire 826,250 shares were exercisable on that date at an average option price of $2.90 per share. The remaining options are exercisable on various dates between March 1996 and October 1998.


     Changes in stock options for the eight month periods ended August 31, 1995 and 1996, are as follows:

                                                               Option Price Per
                                           Shares                    Share
                                        -----------            ----------------
     Outstanding  at December 31,1994     795,250                   $1.16-5.50

     Exercised                             (3,000)                      2.06
     Expired or canceled                 (791,750)                   1.16-5.50
     Granted                            1,087,250                    1.16-5.50
                                        -----------            ----------------
     Outstanding at August 31, 1995     1,087,750                   $1.16-5.50
                                        -----------            ----------------

     Outstanding at December 31,1995    1,137,750                   $1.16-5.50
     Granted                              781,000                   $2.50-2.94
                                        -----------            ----------------
     Outstanding at August 31, 1996     1,918,750                   $1.16-5.50
                                        -----------            ----------------


Note 11. - Employees' Benefit Plans and Incentive Bonus
Arrangements

     Effective July 1, 1987, the Company adopted an Employee Savings and Investment Plan under section 401(k) of the Internal Revenue Code, which covers all full-time employees. The plan is a defined contribution plan and allows employee contributions of up to ten percent of pre-tax compensation, limited to the maximum deferral allowed by the Internal Revenue Service.

     The Company may contribute at least ten percent and not more than one hundred percent of the amount contributed by the employees, up to a maximum of six percent of pre-tax compensation. For 1995, 1994 and 1993, the Board of Directors has set the Company's contribution at fifty percent of the first six percent of employee contributions. For the years ended December 31, 1995, 1994 and 1993, the Company's contributions were approximately $57,000, $59,000, and $111,000, respectively. For the periods ended August 31, 1996 and 1995, the Company's contributions were approximately $38,000 and $34,000, respectively. Participants vest in the Company's contributions based upon years of service, and are fully vested after four years of service.

     Effective January 1, 1992, the Company adopted an incentive stock bonus plan for substantially all employees involved in its Nevada operations. Under the terms of the plan, a stock bonus was payable on the earlier of December 31, 1994, or the last day of the calendar quarter in which a covered employee's employment with the Company was terminated. For each calendar quarter worked by a covered employee, the employee accrued a bonus of the number of shares of the Company's stock determined by dividing five percent of the employees' gross base salary for the quarter by the average closing price per share for the last ten trading days of the quarter. The cost associated with each quarterly-determined bonus was treated as a non-cash cost of production. For the years ended December 31, 1994 and 1993, approximately $11,000 and $61,000, respectively, was accrued under the plan. As a result of the sale of the Company's Alligator Ridge area assets in August 1993, all but three of the covered employees were terminated. The Company issued a total of 27,810 shares of its common stock to the terminated employees and 5,434 shares of its common stock to the three remaining employees as final payments due under the incentive stock bonus plan.

     The Company has an Exploration Discovery Bonus Plan under which bonuses are paid in cash or in shares of the Company's stock to certain employees for discoveries of ore deposits that the Company's Board of Directors determines can be operated at a profit. The bonus is based on the net present value of the deposit and is calculated using a sliding scale ranging from 2% for deposits with a net present value of up to $10 million, to 0.85% of the first $100 million of net present value plus 0.25% of that portion of the net present value of the deposit that exceeds $100 million. Under the terms of the plan, 70% of each discovery bonus is divided equally among the Company's explorationists and the remainder is to be shared among those individuals designated by the Company's President as playing an especially important role in the discovery. No bonuses were paid in 1996, 1995 or 1994 under the plan. The Company paid Exploration Discovery Bonuses totaling approximately $71,000 in 1993.

Note 12. - Commitments and Contingencies

Reclamation Surety

     Pursuant to the mining reclamation and bonding regulations of the State of Utah, Department of Natural Resources and the Bureau of Land Management, in 1993 the Company provided reclamation surety for the Goldstrike Mine in the amount of $2,251,000. In October 1995, the Company was advised that, as a result of the reclamation work accomplished by the Company at the Goldstrike Mine, the required surety had been reduced by approximately $514,000 to $1,737,000. The required surety is in the form of a certificate of deposit in the amount of $800,000 and letters of credit in the amount of $937,000. The certificate of deposit is reflected in Other assets in the accompanying Consolidated Statements of Financial Position.

     Pursuant to the mining reclamation and bonding regulations of the State of Alaska, Department of Natural Resources, the Company provided reclamation surety for the Illinois Creek Mine in the amount of $1,575,000 in 1996.
The required surety is in the form of certificates of deposit totaling $1,575,000 and is reflected in Other assets in the accompanying Consolidated Statements of Financial Position.

Hedging

     As part of its gold hedging program the Company has entered into agreements with a major financial institution to deliver gold and silver. Realization under these agreements is dependent upon the ability of the counterparties to perform in accordance with the terms of the agreement. As of August 31, 1996, the Company had entered into forward sales contracts for 140,900 ounces of gold for delivery at various dates through December 31, 1999 at an average selling price of $409 per ounce. Delivery under these spot deferred contracts can be deferred at the Company's option up to forty months depending on the individual contract.

     Further, the Company had written silver call options expiring at various dates over the next forty months, which if exercised, would become spot deferred contracts with delivery deferred as previously described. At August 31, 1996 the Company had sold 900,100 ounces of silver call option contracts all at a strike price of $5.50 per ounce expiring on dates ranging from September 26, 1996 through December 29, 1999. The aggregate unrealized excess of the net market value of the Company's forward sales contracts over the spot gold price of $386 per ounce as of August 31, 1996, is approximately $3,232,000.

Operating Leases

     The Company leases office space, office equipment and vehicles under operating leases which expire through 2001.

     Effective as of June 15, 1992, the Company entered into a new lease for its corporate offices in Lakewood, Colorado. The lease was amended effective June 1, 1996, to provide for additional office space and to extend the initial term of the lease to May 31, 2001. The lease contains an option to renew for an additional five year period at the market rate in effect at the time of renewal. The lease provides for base rent of $12,917 per month with annual increases each year beginning June 14, 1997. In addition, the Company is obligated to reimburse the landlord for the Company's proportionate share of increases in real estate taxes and operating expenses.

     Effective as of July 1, 1996, the Company entered into a new lease for its Alaska district offices in Anchorage, Alaska. The term of the lease is three years, commencing
July 1, 1996, and ending June 30, 1999. The lease provides for rent of $121,284 payable in equal monthly installments of $3,369.

     The following table sets forth the future minimum lease payment obligations as of August 31, 1996:

                         Minimum
                          Lease
                Year     Payments
                ----     --------
                1996     $100,000
                1997     $298,000
                1998     $249,000
                1999     $191,000
                2000     $173,000
                2001      $76,000

Note 12. - Commitments and Contingencies (Concluded)

     Rent expense was $113,000, $139,000, and $303,000
for the years ended December 31, 1995, 1994, and 1993, respectively. Rent expense was $101,000 and $79,000 for the eight month periods ended August 31, 1996 and 1995, respectively.

Note 13. - Transactions With Affiliates

     As of August 31, 1996, Pegasus owned 4,826,000 shares (29.8%) of the Company's outstanding common stock. In January 1986, the Company entered into a revised agreement with Centennial Minerals Ltd., a subsidiary of Pegasus for the development of the Montana Tunnels property. Pursuant to the agreement, Pegasus developed the property, acquired a 100 percent working interest in the project, and commenced mine and mill operations in March 1987. The operations at Montana Tunnels achieved defined operating status on October 1, 1987. Under the agreement, the Company will receive the greater of a minimum advance royalty of $60,000 per month or a five percent net profits interest until Pegasus recovers payout of capital and other defined costs (estimated by the Company, based on information provided by Pegasus, to approximate $26.5 million as of December 31, 1995).

     During the second quarter of 1996 the Company agreed with Pegasus to sell its net profits royalty interest in the Montana Tunnels Mine to Pegasus for $4,500,000. Closing of the transaction is subject to completion of definitive documentation and approval of the Company's stockholders. Loan proceeds in the amount of $4,500,000 previously received by the Company from Pegasus will be credited against the sales price at closing and the loan will be extinguished (see Note 8.).

     For each of the years ended December 31, 1995, 1994, and 1993, the Company received $720,000 in royalty income from the Montana Tunnels property. For the eight month periods ending August 31, 1996 and 1995 the Company received $360,000 and $480,000 respectively, in royalty income from the Montana Tunnels property.

     In March 1995, the Company acquired all of the outstanding capital stock of Mega Minerals S.A., an Ecuadorian company. The Company assumed obligations of approximately $120,000, and agreed to pay the seller a 10% net proceeds royalty on any production from the concessions after recovery of all capital expenditures. A director and principal shareholder of the seller is also a director of the Company. The assets of Mega Minerals S.A. consist of eight exploration concessions and the rights to acquire four additional exploration concessions, all located in the Nambija-Zamora gold belt of southern Ecuador.

Note 14. - Income Taxes

     Total income tax expense (benefit) for the years ended December 31, 1995, 1994, and 1993, was $(118,000),
$(497,000), and $1,472,000 respectively.  The
entire income tax benefit of $118,000 for the year ended December 31, 1995, is the result of an adjustment to federal income taxes receivable related to 1993 net operating losses carried back to prior years. Income tax expense (benefit) consists of the following:


                                   Current        Deferred          Total
                                   ----------     ----------       ----------
    Federal tax provision          $(118,000)       $-             $(118,000)
    State tax provision             -                -              -
                                   ----------     ----------       ----------
    Year ended December 31,1995    $(118,000)       $-             $(118,000)
                                   ==========     ==========       ==========

    Federal tax provision          $(416,000)       $-             $(416,000)
    State tax provision             (81,000)         -               (81,000)
                                   ----------     ----------       ----------
    Year ended December 31, 1994   $(497,000)       $-             $(497,000)
                                   ==========     ==========       ==========

    Federal tax provision           $715,000        $640,000       $1,355,000
    State tax provision              117,000         -                117,000
                                   ----------     ----------       ----------
    Year ended December 31,1993     $832,000        $640,000       $1,472,000
                                   ==========     ==========       ==========


     For the year ended December 31, 1993, deferred income tax expense of $640,000 results from the utilization of net operating loss carryforwards previously recorded as a deferred tax asset.

     The Company's effective tax rate for the years ended
December 31, 1995, 1994, and 1993, differs from the federal statutory tax rate for the following reasons:


                                 1995           1994           1993
                               --------        -------        -------
  Federal statutory rate         34.0%          34.0%          34.0%

 Provision for
  Supreme Court
  reversal of the
  Hill Case                        -              -              2.9%
 Revision of prior
  year's estimated tax            1.7%           211.9%          9.0%

 Cost of sales for
  tax purposes less
  than financial
  statements                    (9.0%)         (184.5%)          22.8%
 Exploration and
  development
  deducted for tax
  purposes not for
  financial
  statements                    (40.4%)          77.4%          (10.5%)
 Royalty payments
  deducted for tax
  purposes not for
  financial
  statements                      -              22.3%             -
 Mineral property
  disposal, tax gain
  greater than
  financial
  statement gain                 8.6%           (44.4%)            -
 Statutory depletion
  over cost basis                -              16.2%           (15.4%)
 Use of alternative
  minimum tax rate               (.4%)          29.4%             -
 State provision and
  other                          7.2%           7.6%             1.2%
                               --------        --------         --------
                                 1.7%           169.9%           44.0%
                               ========        ========         ========


Note 14. - Income Taxes (Concluded)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995, 1994 and 1993 are presented below:


Deferred tax assets:             1995            1994           1993
                              ----------        ----------      ----------
Reclamation liabilities,
  accrued for financial
  reporting purposes          $ 439,000         $ 316,000       $  639,000

Deferred mining and
  processing costs, due to
  additional costs deferred
  for tax purposes.              90,000          197,000            -
Alternative minimum tax
  credit carryforwards          157,000          157,000         1,365,000
  Net operating loss
  carryforwards               3,343,000        1,417,000           392,000
  Other                           8,000            4,000             4,000
                              ---------        ----------       -----------
  Total gross deferred tax
  assets                      4,037,000        2,091,000         2,391,000
  Less valuation allowance   (3,612,000)        (365,000)       (1,455,000)
                              ---------        ----------       -----------
  Total deferred tax assets     425,000        1,726,000           936,000
                              ---------        ----------       -----------
  Deferred tax liabilities:
Mineral properties,
  principally due to the
  capitalization of
  exploration and
  development costs for
  financial reporting
  purposes.                   (296,000)        (1,635,000)       (535,000)
Deferred mining and
  processing costs, due to
  additional costs deferred
  for financial reporting
  purposes, primarily
  reclamation.                   -                  -            (343,000)
Plant and equipment,
  principally due to
  accelerated tax
  depreciation of certain
  assets.                     (129,000)          (91,000)         (58,000)
                              ---------        -----------     -----------
  Total gross deferred tax
  liabilities                 (425,000)        (1,726,000)       (936,000)
  Net deferred tax asset      ---------        -----------     -----------
  (liability)                 $     -         $       -        $      -
                              =========        ===========     ===========



     As of December 31, 1995, the Company has net operating loss carryforwards for federal income tax purposes of approximately $9,036,000 which are available to offset future federal taxable income, if any, through 2010. In addition, the Company has net operating loss carryforwards for alternative minimum tax purposes of approximately
$5,081,000 which are available to offset future alternative minimum taxable income, if any, through 2010.

     As of August 31, 1996 and 1995, the income tax benefits were computed using the expected annual effective income tax rate. The effective rate varies from the statutory rate primarily due to differences in tax and book treatment of statutory depletion on mining properties.

Note 15. - New Accounting Standards

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), was issued by the Financial Accounting Standards Board in October 1995. SFAS 123 establishes financial accounting and reporting standards for non-variable stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. This statement establishes a fair value based method of accounting for employee stock options or similar equity instruments, and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it allows an entity to continue to measure compensation cost for those plans using the value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Entities electing to continue to follow APB 25 must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined by SFAS 123 had been applied. SFAS 123 is applicable to fiscal years beginning after December 15, 1995. The Company currently accounts for its equity instruments using the accounting prescribed by APB 25. The Company does not currently expect to adopt the accounting prescribed by SFAS 123; however, the Company will include the disclosures required by SFAS 123 in future annual financial statements.

Note 16. - Generally Accepted Accounting Principles in the
United States and Canada

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in Canada.
Differences which materially affect these consolidated financial statements are:

Tax Considerations

     Effective January 1, 1993, the Company adopted the provisions of Statement of Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109), for its financial statements presented under U.S. GAAP. The adoption of SFAS 109 changes the Company's method of accounting for income taxes from the deferred method, as recorded under Canadian GAAP, to an asset and liability approach. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carry amounts of existing assets and liabilities and their respective tax bases.

     Had the Company prepared its financial statements using the accounting principles generally accepted in Canada there would have been no differences relating to income taxes for the years ended December 31, 1995, and 1994 or for the eight month periods ended August 31, 1996 and 1995. For the year ended December 31, 1993, the Company recorded total tax expense of $1,472,000 and a tax benefit of $732,000 which was reported as the cumulative effect of a change in accounting principle, for the adoption of SFAS 109. Had the Company prepared its financial statements using accounting principles generally accepted in Canada the cumulative effect of a change in accounting principle would not have been recorded and tax expense would have been $1,472,000, net loss, $1,870,000, and earnings per share, $.12.

Note 16. - Generally Accepted Accounting Principles in the
United States and Canada (Concluded)

Convertible Debt Securities

     The Company has recorded the $2,500,000 in convertible debt due September 2000 using the accounting principles generally accepted in the United States, whereby all related amounts are presented as long term debt at August 31, 1996. Had the Company prepared its financial statements using the accounting principles generally accepted in Canada, as of August 31, 1996 the Company would have recorded approximately $1,127,000 of additional paid in capital relating to the conversion rights of the Company's $2,500,000 convertible debt due September 2000, with the remaining $1,373,000 presented as long term debt.

Cash Flow Presentation

      The Company has presented its financial statements using the accounting principles generally accepted in the United States, which require that the cash flow statement exclude all non cash activities. Had the Company presented its financial statements using accounting principles generally accepted in Canada, for the eight months ended
August 31, 1996 the Company would have increased additions to property, plant and equipment by $4,000,000 and proceeds from the issuance of common stock by $4,000,000, for the issuance of common stock to NPMC to acquire leasehold and other property interests in the Illinois Creek Project.

Note 17. - Subsequent Event

      Per the terms of the $22.0 million Rothschild financing facility (see Note 8.), the Company agreed to deposit $1.5 million in an escrow account by September 30, 1996. The Company was unable to comply with this requirement and Rothschild agreed to waive this and certain financial ratio requirements until December 31, 1996, conditional upon the Company's agreements to, among other things, (A) file this prospectus with the appropriate Canadian securities regulatory authorities by November 1, 1996, and complete this offering by December 31, 1996, (B) adjust the price at which Rothschild may elect to convert the $2.5 million loan into the Company common shares to the price at which the shares offered hereby are sold and (C) to pay Rothschild a fee of US$100,000 which fee is payable upon the first to occur of (i) a date upon which such payment can be made without materially reducing the working capital reasonably required by the Company for continued operations or (ii) April 15, 1997. (see Note 8.)

          Independent Auditors' Report

To the Stockholders and  Board of Directors
USMX, INC.:

We have audited the accompanying consolidated statements of financial position of USMX, INC. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended
December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USMX, INC. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of
Financial Accounting Standards No. 109, Accounting for
Income Taxes.


                         KPMG Peat Marwick LLP


Denver, Colorado
March 1, 1996







    No person has been              ANALYSIS OF FINANCIAL CONDITION
authorized to give any              AND RESULTS OF OPERATIONS
information or to make any          BUSINESS AND PROPERTIES
representations in connection       DESCRIPTION OF CAPITAL STOCK
with this offering other than       UNDERWRITING
those contained in this             LEGAL MATTERS
Prospectus and, if given or         EXPERTS
made, such other information        FINANCIAL STATEMENTS        F-1
and representations must not be
relied upon as having been
authorized by the Company.
Neither the delivery of this
Prospectus nor any sale made
hereunder shall, under any
circumstances, create any
implication that there has been
no change in the affairs of the
Company since the date hereof
or that the information
contained herein is correct as
of any time subsequent to its
date.  This prospectus does not
constitute an offer to sell or
a solicitation of an offer to
buy any securities other than
the registered securities to
which it relates or a
solicitation of an offer to buy
any securities other than the
registered securities to which
it relates or an offer to any
person in any jurisdiction
where such an offer would be
unlawful.  This Prospectus does
not constitute an offer to sell
or a solicitation of an offer
to buy such securities in any
circumstances in which such
offer or solicitation is
unlawful.



      TABLE OF CONTENTS

AVAILABLE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
DISCLOSURE REGARDING FORWARD
LOOKING INFORMATION
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
BUSINESS AND PROPERTIES
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
FINANCIAL STATEMENTS






       5,000,000 Shares





          USMX, INC.





        Common Shares







          PROSPECTUS








      November   , 1996




                           PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

          The estimated expenses of the offering described in this Registration Statement are as follows:

          Registration Fee                        $3,966
          Legal Fees and Expenses
          Accounting Fees and Expenses            10,000
          Transfer Agent Fees                     10,000
          Blue Sky Fees and Expenses               5,000
          Printing and Mailing Expenses           30,000
          Engineering Fees and Expenses           30,000
          Miscellaneous                           10,000

               TOTAL                    $

Item 15.  Indemnification of Directors and Officers.

          The Delaware General Corporation Law provides for indemnification by a corporation of costs incurred by directors, employees, and agents in connection with an action, suit, or proceeding brought by reason of their position as a director, employee, or agent. The person being indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

          In addition to the general indemnification section, Delaware law provides further protection for directors under Section 102(b)(7) of the General Corporation Law of Delaware. This section was enacted in June 1986 and allows a Delaware corporation to include in its certificate of incorporation a provision that eliminates and limits certain personal liabilities of a director for monetary damages for certain breaches of the director's fiduciary duty of care, provided that any such provision does not (in the words of the statute) do any of the following:

               "eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of this Title [dealing with willful or negligent violation of the statutory provision concerning dividends and stock purchases and redemptions], or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective."

          It is provided in Article Twelfth of the Registrant's Certificate of Incorporation that the personal liability of each director of the Registrant be eliminated and limited to the full extent permitted under Delaware law, including Section 102(b)(7) of the Delaware General Corporation Law.

          With regard to employee benefit plans, the Delaware General Corporation Law provides that a director's conduct for a purpose he reasonably believed to be in the interest of the participants and beneficiaries of the Plan is conduct satisfying the subject indemnity provision. A director's conduct for a purpose that he did not reasonably believe to be in the interest of the participants in or beneficiaries of the Plan shall be deemed as not satisfying the indemnity provision.

          The Registrant's Board of Directors is empowered to make other indemnification as authorized by the Certificate Of Incorporation, Bylaws or corporate resolution so long as the indemnification is consistent with the Delaware General Corporation Law. Under Article VI of the Registrant's Bylaws, the Registrant is required to indemnify its directors to the full extent permitted by the Delaware General Corporation Law and any other provision of Delaware law.

Item 16.  Exhibits.

                1   Form of Underwriting Agreement with Newcrest Capital Corp.
                         (to be filed by amendment)
                    4(a) Specimen Common Stock Certificate previously filed as an exhibit to the Company's Registration Statement on Form S-3 (No. 33-19699) and incorporated herein by this reference.
                    5    Opinion of Bearman Talesnick & Clowdus Professional
               Corporation (to be filed by amendment).
                    10.1 Agreement, dated January 1, 1986, between the Company and Centennial Minerals Ltd., previously filed as Exhibit 10.17 to the Company's Report on Form 10-K for the year ended May 31, 1986, is incorporated herein by this reference.
                    10.2 Amendment of Agreement and Deed dated July 15, 1991, by and between Montana Tunnels Mining, Inc., USMX, INC, and USMX of Montana, Inc., previously filed as an exhibit to the Company's Report on Form 10-K for the year ended December 31, 1991, is incorporated herein by this reference.
                    10.3 Non-Discretionary Stock Option Plan, previously filed as an Exhibit to the Company's Report of Form 10-K for the year ended December 31, 1991, is incorporated herein this reference.
                    10.4 Asset Purchase Agreement, dated June 11, 1993, between the Company and Placer Dome U.S. Inc., as amended, previously filed as an Exhibit to the Company's Report on Form 10-K for the year ended December 31, 1993, is incorporated herein by this reference.
                    10.5 Employment Agreement, dated July 16, 1993, between
               the Company and James A. Knox, previously filed as an Exhibit to the Company's Report on Form 10-K for the year ended december 31, 1993, is incorporated herein by this reference.
                    10.6 Exploration and Option to Purchase Agreement, dated
               effective July 9, 1993, between the Company and Dewey Mining Company and Thunder Mountain Gold, Inc., Ronald C. Yanke and Donald J. Nelson, previously filed as an Exhibit to the Company's Report on Form 10-K for the year ended December 31, 1994, is incorporated herein by this reference.
                    10.7 Purchase and Sale Agreement, dated April 14, 1994,
               among the Company, Cominco American Resources Incorporated and Alta Gold Co., previously filed as an Exhibit to the Company's Report on Form 10-K for the year ended December 31, 1994, is incorporated herein by this reference.
                    10.8 Agreement, dated effective December 16, 1994, between the Company and North Pacific Mining Corporation, previously filed as an Exhibit to the Company's Report on Form 10-K for the year ended December 31, 1994, is incorporated herein by this reference, and Letter dated February 5, 1996, amending the Agreement dated effective December 16, 1994, between the Company and North Pacific Mining Corporation, previously filed as an Exhibit to the Company's Report on Form 10-K/A for the year ended December 31, 1995, are incorporated herein by this reference.
                    10.9 Post-Termination Agreement, dated February 16, 1996,
               between the Company and Bull Valley L.L.C., previously filed as an Exhibit to the Company's Report on Form 10-K for the year ended December 31, 1995, is incorporated herein by this reference.
                    10.10 Exploration Discovery Bonus Plan, dated effective
               September 1, 1989, previously filed as an Exhibit to the Company's Report on Form 10-K for the year ended December 31, 1995, is incorporated herein by this reference.
                    10.11 Mine Services and Earthworks Contract, dated
               January 19, 1996, between the Company and D.H. Blattner & Sons, Inc., previously filed as an Exhibit to the Company's Report on Form 10-K for the year ended December 31, 1995, is incorporated herein by this reference.
                    10.12 Purchase and Sale Agreement, dated March 20, 1995,
               among the Company, Mega Metals, Inc.; Mega Minerals S.A.; Greg Pusey, John Dreier and Gary McAdam, previously filed as an Exhibit to the Company's Report on Form 10-K for the year ended December 31, 1995, is incorporated herein by this reference.
                    10.13 Credit Agreement, dated July 11, 1996, between
               USMX of Alaska, Inc. and NM Rothschild & Sons Limited, previously filed as an Exhibit to the Company's Report on Form 8-K filed on July 24, 1996 is incorporated herein by this reference.
                    10.14 Credit Agreement, dated July 11, 1996, between the
               Company and NM Rothschild & Sons Limited, previously filed as an Exhibit to the Company's Report on Form 8-K filed on July 24, 1996 is incorporated herein by this reference.
                    10.15 Guaranty of the Company to NM Rothschild & Sons
               Limited, dated July 11, 1996, previously filed as an Exhibit to the Company's Report on Form 8-K filed on July 24, 1996 is incorporated herein by this reference.
                    10.16 Hedging Agreement between USMX of Alaska, Inc. and
               NM Rothschild & Sons Limited, previously filed as an Exhibit to the Company's Report on Form 8-K filed on July 24, 1996 is incorporated herein by this reference.
                    10.17 Registration Rights Agreement, dated July 11,
               1996, between the Company and NM Rothschild & Sons Limited, previously filed as an Exhibit to the Company's Report on Form 8-K filed on July 24, 1996 is incorporated herein by this reference.
                    10.18 Letter Agreement dated October 23, 1996 between
               the Company and NM Rothschild & Sons Limited.
                    10.19 Letter Agreement, dated May 8, 1996, as amended by
               letter agreement dated June 20, 1996, between the Company and Pegasus Gold Corporation.

                    23.1 Consent of KPMG Peat Marwick LLP.
                    23.2 Consent of Roscoe Postle Associates Inc.
                    23.3 Consent of Bearman Talesnick & Clowdus Professional
                         Corporation.
                    24   Power of Attorney.

Item 17.  Undertakings.

     (a)  The undersigned Registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
                (i)  to include any Prospectus required by Section
                     10(a)(3) of the Securities Act of 1933;
                (ii) to reflect in the Prospectus any facts or events
                     arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;
                (iii)to include any material information with
                     respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and are incorporated by reference to the Registration Statement.
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (b) Insofar as indemnification for liabilities arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
          (c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
          (d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                SIGNATURES

     Pursuant to the requirements of the
Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-
3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lakewood, State of Colorado, on October 30, 1996.

                                  USMX, INC.
                                 (Registrant)
        Date: October 30, 1996 /s/ Donald P. Bellum
                                Donald P. Bellum,
                                  President








As filed with the Securities and Exchange Commission on October   , 1996
                                      Registration No.
                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                            FORM S-2
                     REGISTRATION STATEMENT
                             Under
                   THE SECURITIES ACT OF 1933


                           USMX, INC.
       (Exact name of registrant as specified in charter)

 Delaware                      USMX, INC.                    84-1076625
(State   or  other     141  Union Blvd., Suite 100      (I.R.S. Employer
jurisdiction of            Lakewood, CO  80228           Identification No.)
incorporation   or
organization)                  (303) 985-4665
                            (Address of principal
                            executive offices)

                             Donald P. Bellum
                                USMX, INC.
                            141  Union Blvd., Suite 100
                               Lakewood, CO  80228

                              (303) 985-4665
                            (Name,   address,   and
                                 telephone
                              number  of agent  for
                                 service)



                                EXHIBITS



                          INDEX TO EXHIBITS


NUMBER                          DESCRIPTION

10.18       Letter Agreement,dated October 23, 1996, between the
            Company and NM Rothschild & sons Limited

10.19 Letter Agreement, dated May 8, 1996, as amended by Letter Agreement, dated June 20, 1996, between the Company and Pegasus Gold Corporation.

23.1        Consent of KPMG Peat Marwick LLP

23.2        Consent of Bearman Talesnick & Clowdus Professional
            Corporation

23.3        Consent of Roscoe Postle Associates Inc.

24          Power of Attorney